UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-41357

Yotta Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	**85-3374167**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1185 Avenue of the Americas, Suite 301 New York, NY	**10036**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 612-1400
Securities registered pursuant to Section 12(b) of the Act:

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one Redeemable Warrant and one Right	YOTAU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	YOTA	The Nasdaq Stock Market LLC
Redeemable Warrants, each warrant exercisable for one share of Common Stock at an exercise price of $11.50 per whole share	YOTAW	The Nasdaq Stock Market LLC
One Right to receive 1/10th of one share of Common Stock	YOTAR	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). Yes ☐ No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☒ No ☐

At June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the common stock of the registrant held by non-affiliates of the registrant was approximately $42.81 million.

As of April 15, 2024, there were 3,944,835 shares of the registrant's common stock, $0.0001 par value, issued and outstanding.

Auditor Firm ID: PCAOB ID # 688 Auditor Name: Marcum LLP Auditor Location: East Hanover, NJ

DOCUMENTS INCORPORATED BY REFERENCE

None.

YOTTA ACQUISITION CORPORATION
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2023

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. The statements contained in this report that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipates," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this report may include, for example, statements about our:

- ability to complete our initial business combination;
- success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;
- officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination;
- potential ability to obtain additional financing to complete our initial business combination;
- pool of prospective target businesses;
- the ability of our officers and directors to generate a number of potential investment opportunities;
- potential change in control if we acquire one or more target businesses for stock;
- the potential liquidity and trading of our securities;
- use of proceeds not held in the trust account or available to us from interest income on the trust account balance; or
- financial performance following our initial public offering.

The forward-looking statements contained in this report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws.

PART I

ITEM 1. BUSINESS

In this Annual Report on Form 10-K (the "Form 10-K"), references to the "Company" and to "we," "us," and "our" refer to Yotta Acquisition Corporation.

Overview

We are a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, which we refer to throughout this report as our initial business combination. Our efforts to identify a target business will not be limited to a particular industry or geographic region, although we intend to focus on high technology, blockchain, software and hardware, ecommerce, social media and other general business industries globally.

On April 22, 2022, we consummated our initial public offering (the "IPO") of 10,000,000 units (the "Units"). Each Unit consists of one share of common stock, $0.0001 par value per share (the "Common Stock"), and one redeemable warrant (the "Warrant") entitling the holder thereof to purchase one share of Common Stock at an exercise price of $11.50 per share, and one right ("Right") to receive one-tenth (1/10) of one share of Common Stock upon the consummation of an initial business combination. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $100,000,000. Simultaneously with the closing of the IPO, we completed the private sale (the "Private Placement") of 313,500 units (the "Private Units") to Yotta Investment LLC (the "Sponsor"). The Private Shares are identical to the Units sold in the IPO except with respect to certain registration rights and transfer restrictions. The holders of the Private Units have agreed (A) to vote their insider shares, private shares underlying the Private Units (the "Private Shares") and any public shares acquired by them in favor of any proposed business combination, (B) not to propose, or vote in favor of, an amendment to our certificate of incorporation that would affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 9 months (or up to 15 months, if we extend the time to complete a business combination as described in this report) from the closing of the IPO, unless we provide our public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares, (C) not to redeem any shares (including the private shares) to receive cash from the trust account in connection with a stockholder vote to approve our proposed initial business combination (or sell any shares they hold to us in a tender offer in connection with a proposed initial business combination) or a vote to amend the provisions of our certificate of incorporation relating to the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 9 months (or up to 15 months, if we extend the time to complete a business combination as described in this report) from the closing of the IPO, and (D) that the private shares shall not be entitled to be redeemed for a pro rata portion of the funds held in the trust account if a business combination is not consummated.

In connection with the IPO, the underwriters were granted an option to purchase up to 1,500,000 additional Units to cover over-allotments, if any (the "Over-allotment Option"). On April 25, 2022, the underwriters fully exercised the Over-allotment Option, and April 27, 2022, the underwriters purchased 1,500,000 Units (the "Option Units") generating gross proceeds of $11,500,000. Simultaneously with the issuance and sale of the Option Units, the Company completed the Private Placement sale of 30,000 Private Units at a purchase price of $10.00 per unit (the "Additional Private Units"), generating total proceeds of $300,000 (the "Private Placement Proceeds").

As a result, a total of $115,000,000 of the net proceeds from the sale of Units in the IPO (including the Over-allotment Option) and the Private Units (including the Option Units) were placed in a trust account established for the benefit of the Company's public stockholders maintained by Continental Stock Transfer & Trust Company, LLC, acting as trustee. None of the funds held in trust will be released from the trust account, other than interest income to pay any tax obligations, until the earlier of the completion of an initial business combination within the required time period or our entry into liquidation if we have not completed a business combination in the required time period. On June 27, 2022, our common stock, warrants and rights underlying the Units sold in our IPO began to trade separately on a voluntary basis.

Business Combination Agreement

On October 24, 2022, the Company, NaturalShrimp Incorporated, a Nevada corporation ("NaturalShrimp"), and Yotta Merger Sub, Inc., a Nevada corporation ("Merger Sub") and wholly-owned subsidiary of the Company, entered into a Merger Agreement (the "Agreement"), pursuant to which Merger Sub would merge with and into the NaturalShrimp (the "Business Combination") with the Target as the surviving corporation of the Business Combination and becoming a wholly-owned subsidiary of the Company.

By a letter dated August 10, 2023 (the "Termination Letter"), the Company informed NaturalShrimp that it was terminating Merger Agreement. The termination of the Merger Agreement was due to breaches by NaturalShrimp of its obligations thereunder including, but not limited to, NaturalShrimp's obligation to share the costs associated with the extension of the deadline by which Yotta must complete an initial business combination. Although the payments were to be shared equally, NaturalShrimp failed to provide its portion despite being notified of its obligation to do so.

NaturalShrimp has not responded to the Termination Letter but previously sent a notification that it was terminating the Merger Agreement and demanding the payment of a break-up fee. Yotta rejected that purported termination as it does not believe NaturalShrimp has a legal basis under the Merger Agreement to terminate it. Moreover, pursuant to Section 10.2(b) of the Merger Agreement, NaturalShrimp was not authorized to terminate the Merger Agreement when it was in breach of its terms. The Company also included in the Termination Letter a demand for the $3 million termination fee due to it under the terms of the Merger Agreement.

Extensions of Time Period to Complete a Business Combination and Outstanding Promissory Notes

On January 20, 2023, the Company issued an unsecured promissory note in the aggregate principal amount of $575,000 to the Sponsor in exchange for its depositing such amount into the Company's Trust Account in order to extend the amount of time it has available to complete a business combination from January 22, 2023 to April 22, 2023.

On January 20, 2023, the Company deposited $1,150,000 into the Trust Account (representing $0.10 per each share of redeemable common stock) to extend the time to complete the Business Combination by three months until April 22, 2023. Pursuant to the terms of the Agreement, the NaturalShrimp paid one-half of the extension fee while the Company paid the other half.

On February 5, 2023, the Company issued an unsecured promissory note of $250,000 to the Sponsor to cover expenses related to the Business Combination.

On April 21, 2023, the Company issued an unsecured promissory note of $200,000 to the Sponsor in exchange for its depositing $120,000 to the Trust Account to extend the time for the Company to complete a business combination from April 22, 2023 to May 22, 2023 and the remaining $80,000 to cover working capital needs.

On May 17, 2023, the Company issued an unsecured promissory note of $200,000 to the Sponsor in exchange for its depositing $120,000 to the Trust Account to extend the time for the Company to complete a business combination from May 22, 2023 to June 22, 2023 and the remaining $80,000 to cover working capital needs.

On June 20, 2023, the Company deposited $120,000 into the Trust Account to extend the time to complete the Business Combination from June 22, 2023 to July 22, 2023. Pursuant to the terms of the Agreement, the Target paid one-half of the extension fee while the Company paid the other half. On June 20, 2023, the Company issued an unsecured promissory note of $40,000 to the Sponsor for the extension payment.

On July 18, 2023, the Company issued an unsecured promissory note of $160,000 to the Sponsor in exchange for its depositing $120,000 to the Trust Account to extend the time for the Company to complete a business combination from July 22, 2023 to August 22, 2023 and the remaining $40,000 to cover working capital needs.

On August 18, 2023, the Company issued an unsecured promissory note of $200,000 to the Sponsor in exchange for its depositing $120,000 to the Trust Account to extend the time for the Company to complete a business combination from August 22, 2023 to September 22, 2023 and the remaining $80,000 to cover working capital needs.

On November 29, 2023, the Company issued an unsecured promissory note of $35,000 to the Sponsor to cover working capital needs.

Initially, the Company had until 9 months from the closing of the IPO to consummate a Business Combination. In addition, if the Company anticipates that it may not be able to consummate initial business combination within 9 months, the Company's insiders or their affiliates may, but are not obligated to, extend the period of time to consummate a business combination two times by an additional three months each time (for a total of 15 months to complete a business combination) (the "Combination Period"). In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliate or designees must deposit into the Trust Account $1,000,000, or $1,150,000 if the underwriters' over-allotment option is exercised in full ($0.10 per Public Share in either case or an aggregate of $2,000,000 (or $2,300,000 if the over-allotment option is exercised in full)), on or prior to the date of the applicable deadline.

On April 19, 2023, the Company held a special meeting of stockholders (the "April Special Meeting"). During the April Special Meeting, stockholders approved (i) an amendment to the Company's amended and restated certificate of incorporation to extend the date by which the Company has to consummate a business combination from April 22, 2023 to April 22, 2024 on a month-by-month basis and (ii) an amendment to the Investment Management Trust Agreement (the "Trust Agreement") with Continental Stock Transfer & Trust Company giving the Company's right to extend the time to complete a business combination twelve times for an additional one month each time from April 22, 2023 to April 22, 2024 by depositing $120,000 to the Trust Account for each one-month extension. In connection with the stockholders' vote at the special meeting, an aggregate of 7,414,905 shares with redemption value of approximately $76,322,364 (or $10.29 per share) of the Company's common stock were tendered for redemption.

On September 22, 2023, the Company held a special meeting of stockholders (the "September Special Meeting"). During the September Special Meeting, stockholders approved (i) an amendment to the Company's amended and restated certificate of incorporation to extend the date by which the Company has to consummate a business combination from September 22, 2023 to August 22, 2024 and (ii) an amendment to the Company's Trust Agreement as amended on April 19, 2023 to provide that the time for the Company to complete its initial business combination under the Trust Agreement shall be extended from September 22, 2023 to August 22, 2024 without depositing any additional funds to the Trust Account. Additionally, the Company and the Sponsor entered into non-redemption agreements (the "Non-Redemption Agreements") with several third parties in exchange for them agreeing not to redeem 598,680 shares of the Company's common stock sold in its IPO in connection with the September Special Meeting. In exchange for the foregoing commitments not to redeem such Non-Redeemed Shares, the Sponsor has agreed to transfer to such third parties an aggregate of up to 300,000 shares of the Common Stock held by the Sponsor following the escrow period as determined by the Stock Escrow Agreement entered by and between the Company and Continental Stock Transfer and Trust Company dated April 19, 2022, if they continue to hold such Non-Redeemed Shares through the Meeting. In connection with the stockholders' vote at the special meeting, an aggregate of 3,358,759 shares with redemption value of approximately $35,797,997 (or $10.66 per share) of the Company's common stock were tendered for redemption.

The Company has until 28 months (or by August 22, 2024) from the closing of the IPO to consummate a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable, and less certain amount of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company's remaining stockholders and the Company's board of directors, dissolve and liquidate, subject in each case to the Company's obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Initial Business Combination

General

We are not presently engaged in, and we will not engage in, any substantive commercial business until we complete a business combination. We intend to utilize cash derived from the proceeds of the IPO and the private placement of Private Units, our capital stock, debt or a combination of these in effecting our initial business combination.

Selection of a Target Business and Structuring of Our Initial Business Combination

Subject to our management team's fiduciary duties and the limitation that one or more target businesses have an aggregate fair market value of at least 80% of the value of the trust account (excluding any deferred underwriting discounts and taxes payable on the income earned on the trust account) at the time of the execution of a definitive agreement for our initial business combination, as described below in more detail, our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business. Additionally, there is no limitation on our ability to raise funds privately or through loans in connection with our initial business combination. We have not established any specific attributes or criteria (financial or otherwise) for prospective target businesses.

To the extent we effect our initial business combination with a financially unstable company or an entity in its early stage of development or growth, including entities without established records of sales or earnings, we may be affected by numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. The valuation of a financially unstable company or early stage company can be more complicated than the calculation of a mature, stable company, and any valuation we make on such a company would be based, in part, on its prospects and how successful we believe the business will be once the company matures or is stabilized. Although our management will endeavor to evaluate the risks inherent in a particular target business, we may not properly ascertain or assess all significant risk factors.

Fair Market Value of Target Business

Pursuant to Nasdaq listing rules, our initial business combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the funds in the trust account (excluding any deferred underwriting discounts and taxes payable on the income earned on the trust account), which we refer to as the 80% test, at the time of the execution of a definitive agreement for our initial business combination, although we may structure a business combination with one or more target businesses whose fair market value significantly exceeds 80% of the trust account balance. If we are no longer listed on Nasdaq, we will not be required to satisfy the 80% test.

Lack of Business Diversification

For an indefinite period of time after consummation of our initial business combination, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By consummating our initial business combination with only a single entity, our lack of diversification may:

- subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial business combination, and
- result in our dependency upon the performance of a single operating business or the development or market acceptance of a single or limited number of products, processes or services.

Limited Ability to Evaluate the Target Business' Management Team

Although we scrutinized the management team of our target business, our assessment of the target business' management team may not prove to be correct. In addition, the future management team may not have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our officers and directors, if any, in the target business following our initial business combination remains to be determined. While it is possible that some of our key personnel will remain associated in senior management or advisory positions with us following our initial business combination, it is unlikely that they will devote their full time efforts to our affairs subsequent to our initial business combination. Moreover, they would only be able to remain with the company after the consummation of our initial business combination if they are able to negotiate employment or consulting agreements in connection with the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for them to receive compensation in the form of cash payments and/or our securities for services they would render to the company after the consummation of the business combination. While the personal and financial interests of our key personnel may influence their motivation in identifying and selecting a target business, their ability to remain with the company after the consummation of our initial business combination

will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination. Additionally, our officers and directors may not have significant experience or knowledge relating to the operations of the particular target business.

Following our initial business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We may not have the ability to recruit additional managers, or that any such additional managers we do recruit will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Competition

In identifying, evaluating and selecting a target business for our initial business combination, we have encountered and will continue to encounter intense competition from other entities having a business objective similar to ours, including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have significant experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, the requirement that we acquire a target business or businesses having a fair market value equal to at least 80% of the value of the trust account (excluding any taxes payable) at the time of the agreement to enter into the business combination, and our obligation to pay cash in connection with our public stockholders who exercise their redemption rights, may not be viewed favorably by certain target businesses. Any of these factors may place us at a competitive disadvantage in successfully negotiating our initial business combination.

Facilities

We currently maintain our principal executive offices at 1185 Avenue of the Americas, Suite 301, New York, NY 10036. The cost for this space is $10,000 per month, which will be paid to Yotta Investment LLC. We consider our current office space, combined with the other office space otherwise available to our executive officers, adequate for our current operations.

Employees

We have two executive officers. They are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the company is in. We presently expect our executive officers to devote such amount of time as they reasonably believe is necessary to our business (which could range from only a few hours a week to a majority of their time). We do not intend to have any full time employees prior to the consummation of a business combination.

Periodic Reporting and Audited Financial Statements

We have registered our units, common stock, warrants and rights under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual report will contain financial statements audited and reported on by our independent registered public accountants.

We will provide stockholders with audited financial statements of the prospective target business as part of any proxy solicitation materials or tender offer documents sent to stockholders to assist them in assessing the target business. These financial statements will need to be prepared in accordance with or reconciled to United States GAAP or IFRS as issued by the IASB. A particular target business identified by us as a potential business combination candidate may not have the necessary financial statements. To the extent that this requirement cannot be met, we may not be able to consummate our initial business combination with the proposed target business.

We will be required by the Sarbanes-Oxley Act to have our internal control over financial reporting audited for the fiscal year ending December 31, 2023. A target company may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding the adequacy of their internal control over financial reporting. The development of the internal control over financial reporting of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such initial business combination.

We are an emerging growth company as defined in the JOBS Act and will remain such for up to five years. However, if our non-convertible debt issued within a three-year period or our total revenues exceed $1.235 billion or the market value of our shares of common stock that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we have elected, under Section 107(b) of the JOBS Act, to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

Potential Conflicts

Members of our management team who directly or indirectly own our securities may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

Our officers and directors have agreed to present to us all target business opportunities that have a fair market value of at least 80% of the assets held in the trust account, subject to any fiduciary or contractual obligations they may have. As more fully discussed in "*Directors, Executive Officers and Corporate Governance — Conflicts of Interest,*" if any of our officers or directors becomes aware of an initial business combination opportunity that might be attractive to any entity to which he has fiduciary or contractual obligations, he may be required to present such initial business combination opportunity to such entity prior to presenting such initial business combination opportunity to us. For more information on the relevant pre-existing fiduciary duties or contractual obligations of our management team, see the section titled "*Directors, Executive Officers and Corporate Governance — Conflicts of Interest*."

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

ITEM 1A. RISK FACTORS

As a smaller reporting company, we are not required to make disclosures under this Item.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY.

We are a special purpose acquisition company with no business operations. Since our IPO, our sole business activity has been identifying and evaluating suitable acquisition transaction candidates. Therefore, we do not consider that we face significant cybersecurity risk.

We have not adopted any cybersecurity risk management program or formal processes for assessing cybersecurity risk. Our management is generally responsible for assessing and managing any cybersecurity threats. If and when any reportable cybersecurity incident arises, our management shall promptly report such matters to our board of directors for further actions, including regarding the appropriate disclosure, mitigation, or other response or actions that the board deems appropriate to take.

As of the date of this report, we have not encountered any cybersecurity incidents since our IPO.

ITEM 2. PROPERTIES

We do not own any real estate or other physical properties materially important to our operations. We maintain our principal executive offices at 1185 Avenue of the Americas, Suite 301, New York, NY. We consider our current office space, combined with the other office space otherwise available to our executive officers, adequate for our current operations.

ITEM 3. LEGAL PROCEEDINGS

We are not currently a party to any material litigation or other legal proceedings brought against us. We are also not aware of any legal proceeding, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Units began to trade on the Nasdaq Global Market, or Nasdaq, under the symbol "YOTAU" on April 20, 2022. The common stock, warrants, and rights comprising the Units began separate trading on Nasdaq on June 27, 2022, under the symbols "YOTA," "YOTAW," and "YOTAR" respectively.

Holders of Record

As of December 31, 2023, there were six holders of record of our common stock, two holders of record of our units, one holder of record of our separately traded warrants, and one holder of record of our separately traded rights. The number of record holders was determined from the records of our transfer agent.

Dividends

We have not paid any cash dividends on our shares of Common Stock to date and do not intend to pay cash dividends prior to the completion of an initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our board of directors at such time. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends in the foreseeable future. In addition, our board of directors is not currently contemplating and does not anticipate declaring any share dividends in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Securities Authorized for Issuance Under Equity Compensation Plans

None.

Recent Sales of Unregistered Securities

On April 22, 2022, simultaneously with the closing of the IPO, we sold an aggregate of 313,500 Private Units in a private placement with the Sponsor, at a price of $10.00 per Private Unit, generating gross proceeds of $3,135,000. The Private Units are identical to the units sold in the IPO, except that (a) the Private Units and underlying securities will not be transferable, assignable or salable until the consummation of our initial business combination, except to permitted transferees, and (b) the private warrants, so long as they are held by the initial purchasers or their permitted transferees, (i) will not be redeemable by us, (ii) may be exercised by the holders on a cashless basis, and (iii) will be entitled to registration rights.

On April 27, 2022, simultaneously with the closing of the exercise of the over-allotment option, we consummated the sale of an additional aggregate of 30,000 Private Units in a private placement to the Sponsor, at a purchase price of $10.00 per Private Unit, generating gross proceeds of $300,000. The Private Units were issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

A total of $115,000,000 of the net proceeds from the sale of the Units in the IPO and the private placement of the Private Units on April 22, 2022 and April 27, 2022 were deposited in a trust account established for the benefit of the Company's public stockholders at JPMorgan Chase Bank, N.A. maintained by Continental Stock Transfer & Trust Company, acting as trustee.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 6. [RESERVED]

None.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes related thereto which are included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Special Note Regarding Forward-Looking Statements," "Item 1A. Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

We are a blank check company incorporated in Delaware on March 8, 2021. We were formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more target businesses, which we refer to herein as our "initial business combination." Our efforts to identify a prospective target business are not limited to any particular industry or geographic region, although we intend to focus on target businesses in and around the high technology, blockchain and other general business industries globally. We intend to utilize cash derived from the proceeds of our initial public offering ("IPO") and the private placement of Private Units, our securities, debt or a combination of cash, securities and debt, in effecting our initial business combination.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a business combination will be successful.

On October 24, 2022, the Company, NaturalShrimp Incorporated, a Nevada corporation (the "Target"), and Yotta Merger Sub, Inc., a Nevada corporation ("Merger Sub") and wholly-owned subsidiary of the Company, entered into a Merger Agreement (the "Agreement"), pursuant to which Merger Sub will merge with and into the Target (the "Business Combination") with the Target as the surviving corporation of the Business Combination and becoming a wholly-owned subsidiary of the Company. The Board of Directors of the Company has unanimously (i) approved and declared advisable the Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Agreement and related matters by the stockholders of the Company. At the closing of the Business Combination, the Company will issue 17.5 million shares of common stock, to the former security holders of the Target. In the event the Company or the Target validly terminates the Agreement because of a default by the other, a breakup fee of $3.0 million will be due to the terminating party.

On January 20, 2023, the Company issued an unsecured promissory note in the aggregate principal amount of $575,000 to the Sponsor in exchange for its depositing such amount into the Trust Account in order to extend the time for us to complete an initial business combination from January 22, 2023 to April 22, 2023. Pursuant to the terms of the Agreement, NaturalShrimp paid one-half of the extension fee while the Company paid the other half. On February 5, 2023, the Company issued an unsecured promissory note in the aggregate principal amount of $250,000 to the Sponsor in order to meet the working capital needs of the Company.

On April 19, 2023, the Company held a special meeting of stockholders (the "April Special Meeting"). During the April Special Meeting, stockholders approved (i) an amendment to the Company's amended and restated certificate of incorporation to extend the date by which the Company has to consummate a business combination from April 22, 2023 to April 22, 2024 on a month-by-month basis and (ii) an amendment to the Investment Management Trust Agreement (the "Trust Agreement") with Continental Stock Transfer & Trust Company giving the Company's right to extend the time to complete a business combination twelve times for an additional one month each time from April 22, 2023 to April 22, 2024 by depositing $120,000 to the Trust Account for each one-month extension.

In connection with the stockholders' vote at the Special Meeting, 7,414,905 shares were tendered for redemption. As a result, approximately $76,322,364 (or $10.29 per share) has been withdrawn from the Company's Trust account to pay such holders, without taking into account additional allocation of payments to cover any tax obligation of the Company, such as franchise taxes, but not including any excise tax, since that date.

On September 22, 2023, the Company held a special meeting of stockholders (the "September Special Meeting"). During the September Special Meeting, stockholders approved (i) an amendment to the Company's amended and restated certificate of incorporation to extend the date by which the Company has to consummate a business combination from September 22, 2023 to August 22, 2024 and (ii) an amendment to the Company's Trust Agreement to extend the time for the Company to complete a business combination from September 22, 2023 to August 22, 2024 (the "Second Trust Amendment") without depositing any additional funds the Trust Account. Additionally, the Company and the Sponsor entered into agreements with several third parties in exchange for them agreeing not to redeem shares of the Company's common stock sold in its IPO (See Note 6). In connection with the stockholders' vote at the special meeting, an aggregate of 3,358,759 shares with redemption value of approximately $35,797,997 (or $10.66 per share) of the Company's common stock were tendered for redemption; the entire amount was paid to the redeemed public stockholders on October 16, 2023.

On April 21, 2023, the Company issued an unsecured promissory note in the aggregate principal amount of $200,000 to the Sponsor in exchange for its depositing $120,000 to the Trust Account to extend the time for us to complete an initial business combination from April 22, 2023 to May 22, 2023, and the remaining $80,000 to cover the Company's working capital needs.

On May 17, 2023, the Company issued an unsecured promissory note of $200,000 ("Promissory Note 4") to the Sponsor in exchange for its depositing $120,000 to the Trust Account to extend the time for the Company to complete a business combination from May 22, 2023 to June 22, 2023 and the remaining $80,000 to cover the Company's working capital needs.

On June 20, 2023, the Company deposited $120,000 into the Trust Account to extend the time to complete the Business Combination from June 22, 2023 to July 22, 2023. Pursuant to the terms of the Agreement, the Target paid one-half of the extension fee while the Company paid the other half. On June 20, 2023, the Company issued an unsecured promissory note of $40,000 to the Sponsor for the extension payment.

On July 18, 2023, the Company issued an unsecured promissory note of $160,000 to the Sponsor in exchange for its depositing $120,000 to the Trust Account on to extend the time for the Company to complete a business combination from July 22, 2023 to August 22, 2023 and the remaining $40,000 to cover working capital needs.

On August 18, 2023, the Company issued an unsecured promissory note of $200,000 to the Sponsor in exchange for its depositing $120,000 to the Trust Account to extend the time for the Company to complete a business combination from August 22, 2023 to September 22, 2023 and the remaining $80,000 to cover working capital needs.

On November 29, 2023, the Company issued an unsecured promissory note of $35,000 ("Promissory Note 8") to the Sponsor to cover working capital needs.

Termination of a Material Definitive Agreement

By a letter dated August 10, 2023 (the "Termination Letter"), the Company informed NaturalShrimp that it was terminating Merger Agreement. The termination of the Merger Agreement was due to breaches by NaturalShrimp of its obligations thereunder including, but not limited to, NaturalShrimp's obligation to share the costs associated with the extension of the deadline by which the Company must complete an initial business combination. Although the payments were to be shared equally, NaturalShrimp failed to provide its portion despite being notified of its obligation to do so.

NaturalShrimp has not responded to the Termination Letter but previously sent a notification that it was terminating the Merger Agreement and demanding the payment of a termination fee. The Company rejected that purported termination as it does not believe NaturalShrimp has a legal basis under the Merger Agreement to terminate it. Moreover, pursuant to Section 10.2(b) of the Merger Agreement, NaturalShrimp was not authorized to terminate the Merger Agreement when it was in breach of its terms. The Company also included in the Termination Letter a demand for the $3 million termination fee due to it under the terms of the Merger Agreement. There have been no further developments with respect to the Merger Agreement or the Termination Letter.

Results of Operations

We have neither engaged in any operations nor generated any operating revenues to date. Our only activities from inception through December 31, 2023 were organizational activities and those necessary to prepare, and consummate, for the IPO and an initial Business Combination. We do not expect to generate any operating revenues until after the completion of our initial Business Combination.

We expect to generate non-operating income in the form of interest income on marketable securities held after the IPO. We expect that we will incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a Business Combination.

For the year ended December 31, 2023, we had a net income of $1,429,419, which consisted of interest income of $2,788,029, and other income of $635,100, offset by general and administrative expenses of $1,499,150, franchise tax expense of $43,600, and income tax expense of $450,960. For the year ended December 31, 2022, we had a net income of $145,189, which consisted of interest income of $1,651,461, offset by general and administrative expenses of $1,020,741, franchise tax expense of $175,600, and income tax expense of $309,931.

Liquidity and Going Concern

On April 22, 2022, the Company consummated the IPO of 10,000,000 units (which does not include the exercise of the over-allotment option by the underwriters in the IPO) at an offering price of $10.00 per unit (the "Public Units'), generating gross proceeds of $100,000,000. Simultaneously with the IPO, the Company sold to its Sponsor 313,500 units at $10.00 per unit (the "Private Units") in a private placement generating total gross proceeds of $3,135,000. The Private Units are identical to the Units sold in the IPO, except that the private warrants will be non-redeemable and may be exercised on a cashless basis, in each case so long as they continue to be held by their initial purchasers or their permitted transferees.

We granted the underwriters in the IPO a 45-day option to purchase up to 1,500,000 additional Units to cover over-allotments, if any. On April 27, 2022, the underwriters fully exercised the over-allotment option and purchased an additional 1,500,000 Units (the "Over-Allotment Units"), at a price of $10.00 per Unit, generating gross proceeds of $15,000,000. Simultaneously with the closing of the over-allotment Units, the Company consummated the sale of an additional aggregate of 30,000 Private Units with the Sponsor at a price of $10.00 per Private Unit, generating total proceeds of $300,000.

Following the IPO and the private placement (including the Over-Allotment Units and the Over-Allotment Private Units), a total of $115,000,000 was placed in a trust account located in the United States established for the benefit of the Company's public stockholders (the "Trust Account") maintained by Continental Stock Transfer & Trust Company as a trustee and will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, and that invest only in direct U.S. government treasury obligations.

As of December 31, 2023, we had marketable securities held in the Trust Account of $7,921,818. Interest income on the balance in the Trust Account may be used by us to pay taxes. Through December 31, 2023, we withdrew $1,140,505 interest earned on the Trust Account to pay our taxes. We intend to use substantially all of the funds held in the Trust Account, to acquire a target business and to pay our expenses relating thereto. To the extent that our capital stock is used in whole or in part as consideration to effect a Business Combination, the remaining funds held in the Trust Account will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business' operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders' fees which we had incurred prior to the completion of our Business Combination if the funds available to us outside of the Trust Account were insufficient to cover such expenses.

As of December 31, 2023, the Company had cash of $652,395 outside the Trust Account and a working capital deficit of $3,879,945. On September 22, 2023, the Company's stockholders approved an amendment to the Company's amended and restated certificate of incorporation to permit an extension to as late as August 22, 2024 without depositing any additional funds to the trust account. On each of April 21, 2023, May 19, 2023, June 20, 2023, July 21, 2023 and August 21, 2023, the Company made a deposit of $120,000 to the Trust Account and extended the time to complete a

Business Combination to September 22, 2023. It is uncertain that the Company will be able to consummate a Business Combination by the extended date (or August 22, 2024 if the Sponsor elects to extend the consummation deadline). Moreover, the Company may need to obtain additional financing either to complete its Business Combination or because it becomes obligated to redeem a significant number of public shares upon consummation of its Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. If a Business Combination is not consummated by August 22, 2024, there will be a mandatory liquidation and subsequent dissolution.

The Company expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. The Company may need to obtain additional financing either to complete its Business Combination or because it becomes obligated to redeem a significant number of public shares upon consummation of its Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, the Company would only complete such financing simultaneously with the completion of our Business Combination. If the Company is unable to complete its Business Combination because it does not have sufficient funds available, it will be forced to cease operations and liquidate the Trust Account. In addition, following the Business Combination, if cash on hand is insufficient, the Company may need to obtain additional financing in order to meet its obligations.

In connection with the Company's assessment of going concern considerations in accordance with Financial Accounting Standard Board's Accounting Standards Update ("ASU") 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that if the Company is unable to complete a Business Combination by August 22, 2024, then the Company will cease all operations except for the purpose of liquidating. The date for liquidation and subsequent dissolution as well as liquidity concerns raise substantial doubt about the Company's ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2023. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

Administrative Services Agreement

We intend to enter into an agreement, commencing on April 19, 2022 through the earlier of our consummation of a Business Combination and our liquidation, to pay the Sponsor a total of $10,000 per month for office space, utilities, secretarial and administrative support. However, pursuant to the terms of such agreement, the Sponsor agreed to defer the payment of such monthly fee. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of initial Business Combination.

Underwriting Agreement

Upon closing of a Business Combination, the underwriters were paid a cash underwriting discount of 2.0% of the gross proceeds of the IPO, or $2,300,000. In addition, the underwriters will be entitled to a deferred fee of 3.5% of the gross proceeds of the IPO, or $4,025,000 which will be paid from the amounts held in the Trust Account solely in the event that we complete a Business Combination s Combination, subject to the terms of the underwriting agreement.

Right of First Refusal

We granted Chardan for a period of 18 months after the date of the consummation of the Company's Business Combination, a right of first refusal to act as book-running manager, with at least 30% of the economics, or, in the case of a "three-handed" deal 20% of the economics, for any and all future public and private equity and debt offerings.

Critical Accounting Policies

The preparation of consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Common Stock Subject to Possible Redemption

We account for our common stock subject to possible conversion in accordance with the guidance in Accounting Standards Codification ("ASC") Topic 480, "Distinguishing Liabilities from Equity." Common stock subject to mandatory redemption is classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders' equity. Our common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders' equity section of our condensed balance sheets. We recognize changes in redemption value immediately as they occur and adjust the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of shares of redeemable common stock are affected by charges against additional paid in capital or accumulated deficit if additional paid in capital equals to zero.

Warrants

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 480, Distinguishing Liabilities from Equity ("ASC 480") and ASC 815, Derivatives and Hedging ("ASC 815"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company's own common shares and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. We determined that upon further review of the proposed form of warrant agreement, management concluded that the Public Warrants and Private Warrants to be issued pursuant to the warrant agreement qualify for equity accounting treatment.

Net Income Per Share

We comply with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. Net income per common share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. As the Public Shares are considered to be redeemable at fair value, and a redemption at fair value does not amount to a distribution different than other stockholders, redeemable and non-redeemable common stock are presented as one class of stock in calculating net income per share. The Company has not considered the effect of the warrants sold in the IPO and private placement to purchase an aggregate of 11,843,500 shares in the calculation of diluted income per share, since the exercise of the warrants are contingent upon the occurrence of future events. We then allocated the net income ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares.

Recent accounting pronouncements

In December 2023, the FASB issued Accounting Standards Update 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosure" ("ASU 2023-09"). ASU 2023-09 mostly requires, on an annual basis, disclosure of specific categories in an entity's effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. The incremental disclosures may be presented on a prospective or retrospective basis. The ASU is effective for fiscal years beginning after December 15, 2024 with early adoption permitted. The Company is currently assessing the impact, if any, that ASU 2023-09 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statement.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we are not required to make disclosures under this Item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements and the notes thereto begin on page F-1 of this Annual Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Report, is recorded, processed, summarized, and reported within the time period specified in the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our management carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures under the supervision of our Chief Executive Officer and our Chief Financial Officer. They concluded that our disclosure controls and procedures were not effective as of December 31, 2023. Management has identified the following material weaknesses some of which were previously disclosed in Item 9A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, are not yet remediated. Management continues to devote significant planning and execution efforts toward remediation these material weaknesses:

- We lack sufficient segregation of duties and controls with respect to our record keeping, asset custody, trust asset custody and authorization controls.
- We lack controls to prevent unauthorized access to our general ledger including the ability to record journal entries including the ability to record and/or modify journal entries.
- We lack controls to identify and account for certain complex non-routine transactions.
- The design of our controls over the approval of related party transactions is ineffective including requirements to provide contemporaneous documentation of the business purpose and validity of travel expenses.
- The design of our controls over the preparation of the tax provision, tax accrual and franchise tax accrual as well as related disbursements from the trust account and subsequent timely payment of tax estimates are ineffective.

- Our controls over the preparation of expense accruals including our ability differentiating between contractual and contingent liabilities and to detect errors in expense accruals through our financial close process are ineffective.
- We have ineffective oversight on the part of our audit committee.

As previously disclosed in Item 9A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, management has identified material weaknesses as of that date. A material weakness, as defined in the SEC regulations, is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. To remediate the material weaknesses identified above, we are initiating controls and procedures in order to:

- educating control owners about the principles and requirements of each control, particularly those that have an impact on financial reporting, which includes a specific emphasis on improving the transaction approval process;
- developing and maintaining documentation to facilitate knowledge transfer during personnel and function changes, in addition designating a specific individual for the purpose of document retention;
- developing a protocol for each control, as well as establishing reviews for specific tasks and transactions; and
- enhancing communication between management and the board as well as management and the audit committee.

The material weaknesses identified above will not be considered remediated until our remediation efforts have been fully implemented and we have concluded that these controls are operating effectively.

Management does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control systems are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in a cost-effective control system, no evaluation of internal control over financial reporting can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been or will be detected.

Management's Report on Internal Controls Over Financial Reporting

This Annual Report on Form 10-K does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

Except for the remediation measures in connection with the material weakness described above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the fiscal year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth information about our directors and executive officers as of the date of this annual report.

Name	Age	Position
Hui Chen	52	Chief Executive Officer and Director
Robert L. Labbe	64	Chief Financial Officer and Director
Brandon Miller	61	Independent Director
Daniel M. McCabe	74	Independent Director
Michael Lazar	40	Independent Director

Hui Chen has been our Chief Executive Officer and director since December 2021. Mr. Chen is a cross-industry expert in computer science and law. Mr. Chen has also been Chief Executive Officer and director of Quetta Acquisition Corporation (Nasdaq: QETA) since May 2023. Mr. Chen founded Law Offices of Hui Chen & Associates, PC in 2012, a New York-based law firm. Mr. Chen focuses his practice on patent prosecution, copyright infringement, and other general intellectual property matters. Mr. Chen has also been an adjunct professor at Hofstra University since September 2019, where he instructs multiple undergraduate computer science programming courses in Visual C++. Before joining Hofstra University, Mr. Chen was an adjunct associate professor at John Jay College of Criminal Justice, Pace University, Touro College, and Saint Francis College between 2000 and 2018 and was a full-time professor at Technical Career of Institute, College of Technology from December 2011 to December 2017. Before forming his law office in 2012, Mr. Chen worked for multiple Fortune 500 companies. Mr. Chen worked as an Oracle developer at eBay, Inc. from February 2008 to May 2015. Mr. Chen worked at IBM Global Services, where he was a solo back-end developer in designing and building the database and back-end process for DHS Inspection Application, from November 2007 to March 2008, and a programmer analyst between March 1998 and May 2004. Mr. Chen also worked at MultiPlan Inc. between June 2005 and February 2008 as a technical lead where he participated in designing new application systems and partnered with external vendors in coding and implementing new systems by using Java and Oracle PL/SQL. Before that, Mr. Chen worked at Pepsi Cola Inc. from January 2004 to June 2005, where he designed, coded, implemented, and documented a growth forecasting system and developed an automatic purchasing system. Mr. Chen received a Bachelor's degree in Mechanical Engineering from Shanghai Jiaotong University in 1992, a Bachelor's degree in HVAC from Technical Career Institutes in 1997, a Master of Science degree in Computer Science from Pace University in 2000, and his J.D. degree from Cardozo School of Law, Yeshiva University in 2010. We believe that Mr. Chen's access to contacts and sources, ranging from high-technology companies and legal contacts, will allow us to generate acquisition opportunities and identify suitable acquisition candidates.

Robert L. Labbe has been our Chief Financial Officer and director since December 2021. Mr. Labbe has also been Chief Financial Officer of Quetta Acquisition Corporation (Nasdaq: QETA) since May 2023 and director of Quetta Acquisition Corporation since October 2023. Mr. Labbe is a real estate veteran and real estate finance attorney licensed in California and New York with over thirty (30) years of experience in real estate. Mr. Labbe also has been a manager of MCAP Realty Advisors, LLC, a real estate advisor company, since January 2010. Mr. Labbe has been the general counsel of Global Premier Development Inc. and Global Premier America, LLC, real estate development companies, from March 2012 to December 2021. Mr. Labbe was a co-founder, general counsel, and managing director of Lenders Direct Capital, a wholesale lender, and its retail affiliate Lenders Republic Financial, a nationwide mortgage banker, from May 2003 to December 2007. Mr. Labbe was also a co-founder and partner at Mazda Butler LLP, a commercial and real estate law firm in California, from January 2003 to December 2007. Mr. Labbe co-founded First Allegiance Financial, a national specialty finance company, where he was the president and chairman from September 1996 to December 1998. First Allegiance Financial was acquired by City Holding Company, a financial holding company, for approximately $22 million in 1997. Mr. Labbe received his Bachelor's degree in Civil Law (B.C.L.) and Bachelor of Laws degree (LL.B.) from McGill University in 1982 and 1983, respectively. Mr. Labbe also received his Diplome d'Etude Collegiale St. Lawrence College (Quebec) in 1978. Mr. Labbe is a licensed broker with the California Department of Real Estate since 1990. Mr. Labbe also holds the UC Irvine Extension Light Construction and Development Management Program Certificate. We believe that Mr. Labbe is qualified to serve as a member of our board of directors due to his entrepreneurship and extensive experience in the real estate industry.

Brandon Miller has been an independent director of our board since April 2022. Mr. Miller has also been a director of Quetta Acquisition Corporation (Nasdaq: QUTA) since October 2023. Mr. Miller has been the managing partner at Aspect Property Management LLC, a property management company in Connecticut, since January 2015. Before joining Aspect Property Management LLC, Mr. Miller spent a decade in the consulting industry at Matté & Company, a private and public sector consulting company from January 2005 to January 2015, where he offered executive recruiting, strategic planning, leadership, and corporate consulting services. Mr. Miller was a corporate controller at Corporate Dining Solutions, a corporate catering company, from 2003 to 2005. Mr. Miller is presently a certified manager of community associations (CMCA) and an association management specialist (AMS). Mr. Miller received his Bachelor's degree in Finance from the University of Bridgeport in 1986 and studied in Mechanical Engineering at North Carolina State University from 1980 to 1983. We believe that Mr. Miller is qualified to serve as a member of our board of directors due to his extensive experience in the real estate and business consulting industries.

Daniel M. McCabe has been an independent director of our board since April 2022. Mr. McCabe has also been a director of Quetta Acquisition Corporation (Nasdaq: QUTA) since October 2023. Mr. McCabe has been the managing partner of 1200 Summer Street Associates, a partnership focusing on real estate investment and management, since 1985. Mr. McCabe also has been the founding member of Daniel M. McCabe, LLC, a general practice law firm in Connecticut, since 1982. Prior to that, Mr. McCabe joined the law firm of Brennan, Dichter & Brennan in 1976 as an associate and became a partner in 1982. Mr. McCabe started his legal career as an assistant clerk of the Superior Court at Stamford from 1974 to 1976. Mr. McCabe obtained his Bachelor's degree in Economics from University of Bridgeport in 1971 and Juris Doctor degree from St. John's University Law School in 1974. We believe that Mr. McCabe is qualified to serve as a member of our board of directors due to his legal experience, contacts, and relationships.

Michael Lazar has been an independent director of our board since April 2022. Mr. Lazar has also been a director of Quetta Acquisition Corporation (Nasdaq: QUTA) since October 2023. Mr. Lazar has over 14 years of experience in guiding corporate issuers with the filing of their regulatory filings with the SEC. Mr. Lazar founded Empire Filings, a full-service financial printer, in October 2020, and has been the chief executive officer of the company since then. Mr. Lazar acted as the chief executive officer of Adorbs, Inc., an organic apparel company quoted on the OTC market, from April 2019 to October 2020. Prior to that, Mr. Lazar worked at S2 Filings, a full-service financial printer, from August 2016 to October 2020. Mr. Lazar started his career in the financial printer industry at Vintage Filings, a full-service financial printer and a division of PR Newswire, from August 2006 to August 2016. Mr. Lazar obtained his Bachelor's degree in Economics from Brooklyn College in 2004. We believe that Mr. Lazar is qualified to serve as a member of our board of directors due to his experience in business management.

Director Independence

Nasdaq requires that a majority of our board must be composed of "independent directors." Currently, Brandon Miller, Daniel M. McCabe, and Michael Lazar would each be considered an "independent director" under the Nasdaq listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company's board of directors would interfere with the director's exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

We will only enter into a business combination if it is approved by a majority of our independent directors. Additionally, we will only enter into transactions with our officers and directors and their respective affiliates that are on terms no less favorable to us than could be obtained from independent parties. Any related-party transactions must also be approved by our audit committee and a majority of disinterested independent directors.

Audit Committee

Under the Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee all of whom must be independent. We have established an audit committee of the board of directors, which consists of Brandon Miller, Daniel M. McCabe, and Michael Lazar, each of whom is an independent director under Nasdaq's listing standards. Brandon Miller is the Chairperson of the audit committee. The audit committee's duties, which are specified in our Audit Committee Charter, include, but are not limited to:

- reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

- discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
- discussing with management major risk assessment and risk management policies;
- monitoring the independence of the independent auditor;
- verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
- reviewing and approving all related-party transactions;
- inquiring and discussing with management our compliance with applicable laws and regulations;
- pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;
- appointing or replacing the independent auditor;
- determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;
- establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and
- approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of "independent directors" who are "financially literate" as defined under the Nasdaq listing standards. The Nasdaq listing standards define "financially literate" as being able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement.

In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual's financial sophistication. The board of directors has determined that Brandon Miller qualifies as an "audit committee financial expert," as defined under rules and regulations of the SEC.

Nominating Committee

We have established a nominating committee of the board of directors, which consists of Brandon Miller, Daniel M. McCabe, and Michael Lazar, each of whom is an independent director under Nasdaq's listing standards. Michael Lazar is the Chairperson of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

- should have demonstrated notable or significant achievements in business, education or public service;
- should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

- should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person's candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by stockholders and other persons.

Compensation Committee

We have established a compensation committee of the board of directors, which consists of Brandon Miller, Daniel M. McCabe, and Michael Lazar, each of whom is an independent director under Nasdaq's listing standards. Daniel M. McCabe is the Chairperson of the compensation committee. The compensation committee's duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

- reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer and Chief Financial Officer's compensation, evaluating our Chief Executive Officer and Chief Financial Officer's performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer and Chief Financial Officer based on such evaluation;
- reviewing and approving the compensation of all of our other executive officers;
- reviewing our executive compensation policies and plans;
- implementing and administering our incentive compensation equity-based remuneration plans;
- assisting management in complying with our proxy statement and annual report disclosure requirements;
- approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;
- producing a report on executive compensation to be included in our annual proxy statement; and
- reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Conflicts of Interest

Investors should be aware of the following potential conflicts of interest:

- None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

- In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as the other entities with which they are affiliated. Our officers and directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented.
- Our officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.
- Unless we consummate our initial business combination, our officers, directors and insiders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the trust account and the amount of interest income from the trust account that may be released to us as working capital.
- The insider shares beneficially owned by our officers and directors will be released from escrow only if our initial business combination is successfully completed. Additionally, if we are unable to complete an initial business combination within the required time frame, our officers and directors will not be entitled to receive any amounts held in the trust account with respect to any of their insider shares or private units. Furthermore, our insiders (and/or their designees) have agreed that the private units will not be sold or transferred by them until after we have completed our initial business combination. For the foregoing reasons, our board may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effect our initial business combination.

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

- the corporation could financially undertake the opportunity;
- the opportunity is within the corporation's line of business; and
- it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Furthermore, our certificate of incorporation provides that the doctrine of corporate opportunity will not apply with respect to any of our officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. In order to minimize potential conflicts of interest which may arise from multiple affiliations, our officers and directors (other than our independent directors) have agreed to present to us for our consideration, prior to presentation to any other person or entity, any suitable opportunity to acquire a target business, until the earlier of: (1) our consummation of an initial business combination and (2) 12 months (or up to 15 months, as applicable) from the closing of IPO. This agreement is, however, subject to any pre-existing fiduciary and contractual obligations such officer or director may from time to time have to another entity. Accordingly, if any of them becomes aware of a business combination opportunity which is suitable for an entity to which he or she has pre-existing fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity. We do not believe, however, that the pre-existing fiduciary duties or contractual obligations of our officers and directors will materially undermine our ability to complete our business combination because in most cases the affiliated companies are closely held entities controlled by the officer or director or the nature of the affiliated company's business is such that it is unlikely that a conflict will arise.

The following table summarizes the current pre-existing fiduciary or contractual obligations of our officers and directors:

Name of Individual	Name of Affiliated Company	Entity's Business	Affiliation
Hui Chen	Law Offices of Hui Chen & Associates, PC	Law Firm	Partner
	Hofstra University	Education	Adjunct Professor
	Quetta Acquisition Corporation	Special Purpose Acquisition Corporation	CEO and Director
Robert L. Labbe	MCAP Realty Advisors, LLC	Real Estate Advisory Services	
	Quetta Acquisition Corporation	Special Purpose Acquisition Corporation	CFO and Director
Brandon Miller	Aspect Property Management LLC	Real Estate	Partner
	Quetta Acquisition Corporation	Special Purpose Acquisition Corporation	Director
	Black Hawk Acquisition Corporation	Special Purpose Acquisition Corporation	Director
Daniel M. McCabe	Daniel M. McCabe, LLC	Law Firm	Partner
	1200 Summer Street Association	Real Estate	Managing Partner
	Quetta Acquisition Corporation	Special Purpose Acquisition Corporation	Director
	Black Hawk Acquisition Corporation	Special Purpose Acquisition Corporation	Director
Michael Lazar	Empire Filings	Financial Printer	Chief Executive Officer
	Quetta Acquisition Corporation	Special Purpose Acquisition Corporation	Director

Our insiders have agreed to vote any shares of common stock held by them in favor of our initial business combination. In addition, they have agreed to waive their respective rights to receive any amounts held in the trust account with respect to their insider shares and private shares if we are unable to complete our initial business combination within the required time frame. If they purchase shares of common stock in the IPO or in the open market, however, they would be entitled to receive their pro rata share of the amounts held in the trust account if we are unable to complete our initial business combination within the required time frame, but have agreed not to redeem such shares in connection with the consummation of our initial business combination.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested "independent" directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested "independent" directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

To further minimize conflicts of interest, we have agreed not to consummate our initial business combination with an entity that is affiliated with any of our officers, directors or insiders, unless we have obtained (i) an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated stockholders from a financial point of view and (ii) the approval of a majority of our disinterested and independent directors (if we have any at that time). Furthermore, in no event will our insiders or any of the members of our management team be paid any finder's fee, consulting fee or other similar compensation prior to, or for any services they render in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is).

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires our executive officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership

of our shares of Common Stock and other equity securities. These executive officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) forms filed by such reporting persons.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that, during 2023, our directors, executive officers, and ten percent stockholders complied with all Section 16(a) filing requirements.

ITEM 11. EXECUTIVE COMPENSATION

Employment Agreements

We have not entered into any employment agreements with our executive officers and have not made any agreements to provide benefits upon termination of employment.

Executive Officers and Director Compensation

None of our officers or directors has received any cash compensation for services rendered to us, except that officers and directors have subscribed an aggregate of 16,666 shares of common stock before the IPO. Other than as set forth elsewhere in this report, no compensation of any kind, including finder's and consulting fees, will be paid to our founders or any of their respective affiliates, for services rendered prior to or in connection with the completion of our initial business combination although we may consider cash or other compensation to officers or advisors we may hire subsequent to the IPO to be paid either prior to or in connection with our initial business combination. In addition, our officers, directors or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our founders or their affiliates.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

Following a business combination, to the extent we deem it necessary, we may seek to recruit additional managers to supplement the incumbent management team of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information with respect to the beneficial ownership of our voting securities by (i) each person who is known by us to be the beneficial owner of more than 5% of our issued and outstanding ordinary shares, (ii) each of our officers and directors, and (iii) all of our officers and directors as a group as of March 7, 2023.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not reflect record of beneficial ownership of any ordinary shares issuable upon exercise of the warrants or conversion of rights, as the warrants are not exercisable within 60 days of March 7, 2023 and the rights are not convertible within 60 days of March 7, 2023.

Name and Address of Beneficial Owner[(1)]	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Common Stock
Hui Chen[(2)]	3,201,833	81.17%
Robert Labbe	6,667	*
Brandon Miller	3,333	*
Michael Lazar	3,333	*
Daniel McCabe	3,333	*
All current directors and executive officers as a group (five individuals)	3,218,499	81.59%
Five Percent Holders of Yotta		
Yotta Investment LLC[(2)]	3,201,833	81.17%

* less than 1%.

(1) Unless otherwise noted, the business address of each of the following entities or individuals is c/o Yotta Acquisition Corporation, 1185 Avenue of the Americas, Suite 301, New York, NY 10036.

(2) Yotta Investment LLC, a Delaware limited liability company, our sponsor, is controlled by Ms. Chen, who is the wife of Mr. Hui Chen, our CEO and director.

All of the insider shares issued and outstanding prior to the IPO were placed in escrow with Continental, as escrow agent. Subject to certain limited exceptions, 50% of these shares will not be transferred, assigned, sold or released from escrow until the earlier of six months after the date of the consummation of our initial business combination and the date on which the closing price of our common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the consummation of our initial business combination and the remaining 50% of the insider shares will not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of our initial business combination, or earlier, in either case, if, subsequent to our initial business combination, we complete a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. The limited exceptions referred to above include (1) transfers among the insiders, to our officers, directors, advisors and employees, (2) transfers to an insider's affiliates or its members upon its liquidation, (3) transfers to relatives and trusts for estate planning purposes, (4) transfers by virtue of the laws of descent and distribution upon death, (5) transfers pursuant to a qualified domestic relations order, (6) private sales made at prices no greater than the price at which the securities were originally purchased or (7) transfers to us for cancellation in connection with the consummation of an initial business combination, in each case (except for clause 7) where the transferee agrees to the terms of the escrow agreement and forfeiture, as the case may be, as well as the other applicable restrictions and agreements of the holders of the insider shares.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Insider Shares

On December 28, 2021, the Company issued 2,875,000 shares of common stock to the Initial Stockholders (the "Insider Shares") for an aggregated consideration of $25,000. On March 7, 2022, the Sponsor surrendered 1,150,000 shares of common stock without any consideration. On April 5, 2022, the Sponsor declared a dividend, payable in shares of common stock, of two-thirds of one share of common stock for each share of common stock issued and outstanding.

The Initial Stockholders have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of their Insider Shares until, with respect to 50% of the Insider Shares, the earlier of six months after the consummation of a business combination and the date on which the closing price of the common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after a business combination and, with respect to the remaining 50% of the Insider Shares, until the six months after the consummation of a Business Combination, or earlier, in either case, if,

subsequent to a business combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Company's stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Services Agreement

The Company entered into an agreement, commencing on April 19, 2022 through the earlier of the Company's consummation of a business combination and its liquidation, to pay the Sponsor a total of $10,000 per month for office space, utilities, secretarial and administrative support. However, pursuant to the terms of such agreement, the Sponsor agreed to defer the payment of such monthly fee. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of initial business combination.

Other

Mr. Michael Lazar is an independent director of the board and also is the Chief Executive Officer of Empire Filings, LLC, which is engaged by the Company to provide print and filing services. The Company incurred $29,359 and $18,050 for the year ended December 31, 2023 and 2022, respectively, and will pay $1,000 per quarter for ongoing compliance filings.

On January 20, 2023, the Company issued an unsecured promissory note in the aggregate principal amount of $575,000 to our Sponsor in exchange for its depositing such amount into the Company's trust account in order to extend the amount of time it has available to complete a business combination from January 22, 2023 to April 22, 2023. Pursuant to the terms of the Agreement, the Target paid one-half of the extension fee while the Company paid the other half.

On February 5, 2023, the Company issued an unsecured promissory note in the aggregate principal amount of $250,000 to our Sponsor in exchange for its depositing such amount into the Company's operating account in order to meet the working capital needs of the company. The note does not bear interest and matures upon the closing of a business combination by the Company.

On April 21, 2023, the Company issued an unsecured promissory note of $200,000 to the Sponsor in exchange for its depositing $120,000 to the Trust Account to extend the time for the Company to complete a business combination from April 22, 2023 to May 22, 2023 and the remaining $80,000 to cover working capital needs.

On May 17, 2023, the Company issued an unsecured promissory note of $200,000 to the Sponsor in exchange for its depositing $120,000 to the Trust Account to extend the time for the Company to complete a business combination from May 22, 2023 to June 22, 2023 and the remaining $80,000 to cover working capital needs.

On June 20, 2023, the Company deposited $120,000 into the Trust Account to extend the time to complete the Business Combination from June 22, 2023 to July 22, 2023. Pursuant to the terms of the Agreement, the Target paid one-half of the extension fee while the Company paid the other half. On June 20, 2023, the Company issued an unsecured promissory note of $40,000 to the Sponsor for the extension payment.

On July 18, 2023, the Company issued an unsecured promissory note of $160,000 to the Sponsor in exchange for its depositing $120,000 to the Trust Account to extend the time for the Company to complete a business combination from July 22, 2023 to August 22, 2023 and the remaining $40,000 to cover working capital needs.

On August 18, 2023, the Company issued an unsecured promissory note of $200,000 to the Sponsor in exchange for its depositing $120,000 to the Trust Account to extend the time for the Company to complete a business combination from August 22, 2023 to September 22, 2023 and the remaining $80,000 to cover working capital needs.

On November 29, 2023, the Company issued an unsecured promissory note of $35,000 to the Sponsor to cover working capital needs.

Related Party Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any

(a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our shares of common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

We also require each of our directors and executive officers to annually complete a directors' and officers' questionnaire that elicits information about related party transactions.

Our audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested "independent" directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested "independent" directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. Additionally, we require each of our directors and executive officers to complete a directors' and officers' questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize potential conflicts of interest, we have agreed not to consummate a business combination with an entity which is affiliated with any of our insiders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated stockholders from a financial point of view. Furthermore, in no event will any of our existing officers, directors or insiders, or any entity with which they are affiliated, be paid any finder's fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of a business combination.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Public Accounting Fees

During the year ended December 31, 2023, Marcum LLP, has acted as our principal independent registered public accounting firm. The following is a summary of fees paid or to be paid to Marcum LLP for services rendered.

Audit Fees. Audit fees consist of fees for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Marcum LLP in connection with regulatory filings. The aggregate fees of Marcum LLP for professional services rendered for the audit of our annual financial statements, review of the financial information included in our Forms 10-Q for the respective periods and other required filings with the SEC for the fiscal years ended December 31, 2023 and 2022 totaled $182,825 and $139,235, respectively. The above amounts include interim procedures and audit fees, as well as attendance at audit committee meetings.

Audit-Related Fees. Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under "Audit Fees." These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. During the p the fiscal years ended December 31, 2023 and 2022, we did not pay Marcum LLP any audit-related fees.

Tax Fees. We did not pay Marcum LLP for tax return services, planning and tax advice for the fiscal years ended December 31, 2023 and 2022.

All Other Fees. We did not pay Marcum LLP for any other services for the fiscal years ended December 31, 2023 and 2022.

Pre-Approval Policy

Our audit committee was formed upon the consummation of our IPO. As a result, the audit committee did not pre-approve all of the foregoing services, although any services rendered prior to the formation of our audit committee were approved by our board of directors. Since the formation of our audit committee, and on a going-forward basis, the audit committee has and will pre-approve all auditing services and permitted non-audit services to be performed for us by our auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the audit committee prior to the completion of the audit).

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements:

(1) The financial statements required to be included in this Annual Report on Form 10-K are included in Item 8 therein.

(2) All supplemental schedules have been omitted since the information is either included in the financial statements or the notes thereto or they are not required or are not applicable.

(3) See attached Exhibit Index of this Annual Report on Form 10-K

(b) Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement, dated April 19, 2022, by and between the Company and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on April 22, 2022)
2.1	Merger Agreement, dated October 24, 2022 by and among Yotta Acquisition Corporation, NaturalShrimp, Inc., and Yotta Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on October 25, 2022)
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on April 22, 2022)
3.2	Bylaws (incorporated by reference to Exhibit 3.4 to Amendment No. 2 to the Registration Statement on Form S-1/A filed with the Securities & Exchange Commission on April 11, 2022)
3.3	Amendment to the Amended and Restated Certificate of Incorporation dated April 19, 2023 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on April 20, 2023)
4.1	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement on Form S-1/A filed with the Securities & Exchange Commission on April 11, 2022)
4.2	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 2 to the Registration Statement on Form S-1/A filed with the Securities & Exchange Commission on April 11, 2022)
4.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to Amendment No. 2 to the Registration Statement on Form S-1/A filed with the Securities & Exchange Commission on April 11, 2022)
4.4	Warrant Agreement, dated April 19, 2022, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2022)
4.5	Rights Agreement, dated April 19, 2022, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2022)
10.1	Letter Agreements by each of the Company's officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on April 22, 2022)
10.2	Form of Letter Agreements by Yotta Investment LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on April 22, 2022)
10.3	Investment Management Trust Agreement, dated April 19, 2022, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on April 22, 2022)

Exhibit No.	Description
10.4	Stock Escrow Agreement, dated April 19, 2022, by and among the Company, Continental Stock Transfer & Trust Company and the initial stockholders of the Company (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on April 22, 2022)
10.5	Registration Rights Agreement, dated April 19, 2022, by and among the Company, the initial stockholders of the Company and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on April 22, 2022)
10.6	Subscription Agreement, dated April 19, 2022, by and between the Company and Yotta Investment LLC (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on April 22, 2022)
10.7	Form of Indemnity Agreement by and between the Company and each of the directors and officers of the Company (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on April 22, 2022)
10.8	Administrative Services Agreement, dated April 19, 2022, by and between the Company and Yotta Investment LLC (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on April 22, 2022)
10.9	Yotta Acquisition Corporation Stockholder Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on October 25, 2022)
10.10	Amendment to the Investment Management Trust Agreement between the Company and Continental Stock Transfer & Trust Company dated April 19, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on April 20, 2023)
10.11	Promissory Note issued to Yotta Investment LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on January 26, 2023)
10.12	Promissory Note issued to Yotta Investment LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on February 14, 2023)
10.13	Promissory Note issued to Yotta Investment LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on April 27, 2023)
10.14	Promissory Note issued to Yotta Investment LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on May 17, 2023)
10.15	Promissory Note issued to Yotta Investment LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on June 21, 2023)
10.16	Promissory Note issued to Yotta Investment LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on July 24, 2023)
14	Code of Ethics (incorporated by reference to Exhibit 14 to Amendment No. 2 to the Registration Statement on Form S-1/A filed with the Securities & Exchange Commission on April 11, 2022)
31.1	Certification of Chief Executive Officer pursuant to Rules 13a-14 and 15d-14(a) under the Securities and Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Rules 13a-14 and 15d-14(a) under the Securities and Exchange Act of 1934, as amended., as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certifications of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy
99.1	Form of Audit Committee Charter (incorporated by reference to Exhibit 99.1 to Amendment No. 2 to the Registration Statement on Form S-1/A filed with the Securities & Exchange Commission on April 11, 2022)
99.2	Form of Nominating Committee Charter (incorporated by reference to Exhibit 99.2 to Amendment No. 2 to the Registration Statement on Form S-1/A filed with the Securities & Exchange Commission on April 11, 2022)
99.3	Form of Compensation Committee Charter (incorporated by reference to Exhibit 99.3 to Amendment No. 2 to the Registration Statement on Form S-1/A filed with the Securities & Exchange Commission on April 11, 2022)

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOTTA ACQUISITION CORPORATION

Dated: April 15, 2024

By: /s/ Hui Chen
Name: Hui Chen
Title: Chief Executive Officer
(Principal Executive Officer)

YOTTA ACQUISITION CORPORATION

Dated: April 15, 2024

By: /s/ Robert L. Labbe
Name: Robert L. Labbe
Title: Chief Financial Officer
(Principal Accounting and Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Hui Chen Hui Chen	Chief Executive Officer (Principal executive officer) and Director	April 15, 2024
/s/ Robert L. Labbe Robert L. Labbe	Chief Financial Officer and Director	April 15, 2024
/s/ Brandon Miller Brandon Miller	Independent Director	April 15, 2024
/s/ Daniel M. McCabe Daniel M. McCabe	Independent Director	April 15, 2024
/s/ Michael Lazar Michael Lazar	Independent Director	April 15, 2024

YOTTA ACQUISITION CORPORATION

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Yotta Acquisition Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yotta Acquisition Corporation (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, stockholders' deficit and cash flows for each of the two years in the periods ended December 31, 2023 and 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the periods ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is a Special Purpose Acquisition Corporation that was formed for the purpose of completing a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities on or before August 22, 2024 There is no assurance that the Company will obtain the necessary approvals or raise the additional capital it needs to fund its business operations and complete any business combination prior to August 22, 2024, if at all. The Company also has no approved plan in place to extend the business combination deadline beyond August 22, 2024 and lacks the capital resources needed to fund operations and complete any business combination, even if the deadline to complete a business combination is extended to a later date. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2021.

East Hanover, NJ
April 15, 2024

YOTTA ACQUISITION CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
Assets		
Current Assets		
Cash	$ 652,395	$ 235,864
Prepaid expenses	—	84,486
Other receivable	—	10,850
Total Current Assets	652,395	331,200
Investments held in Trust Account	7,921,818	116,651,461
Total Assets	$ 8,574,213	$ 116,982,661
Liabilities, Redeemable Common Stock, and Stockholders' Deficit		
Current Liabilities		
Accrued expenses	$ 1,256,576	$ 632,531
Franchise tax payable	43,600	186,180
Income tax payable	450,960	309,931
Excise tax payable	1,121,204	—
Promissory notes – related party	1,660,000	—
Total Current Liabilities	4,532,340	1,128,642
Deferred underwriting fee payable	4,025,000	4,025,000
Total Liabilities	8,557,340	5,153,642
Commitments and Contingencies (Note 6)		
Common stock subject to possible redemption, 726,336 shares and 11,500,000 shares at redemption value of $10.91 and $10.14 per share as of December 31, 2023 and 2022, respectively	7,921,818	116,651,461
Stockholders' Deficit		
Common stock, $0.0001 par value; 50,000,000 shares authorized; 3,218,499 shares issued and outstanding (excluding 726,336 shares and 11,500,000 shares subject to possible redemption as of December 31, 2023 and 2022, respectively)	321	321
Accumulated deficit	(7,905,266)	(4,822,763)
Total Stockholders' Deficit	(7,904,945)	(4,822,442)
Total Liabilities, Redeemable Common Stock, and Stockholders' Deficit	$ 8,574,213	$ 116,982,661

The accompanying notes are an integral part of these consolidated financial statements.

YOTTA ACQUISITION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,	
	2023	**2022**
General and administrative expenses	$ 1,499,150	$ 1,020,741
Franchise tax expenses	43,600	175,600
Loss from operations	(1,542,750)	(1,196,341)
Interest income	2,788,029	1,651,461
Other income	635,100	—
Income before income taxes	1,880,379	455,120
Income taxes provision	(450,960)	(309,931)
Net income	**$ 1,429,419**	**$ 145,189**
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	5,379,201	7,972,527
Basic and diluted net income per share, common stock subject to possible redemption	$ 0.17	$ 0.01
Basic and diluted weighted average shares outstanding, common stock	3,218,499	2,902,212
Basic and diluted net income per share, common stock	$ 0.17	$ 0.01

The accompanying notes are an integral part of these consolidated financial statements.

YOTTA ACQUISITION CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

For the Year Ended December 31, 2023

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balance as of January 1, 2023	3,218,499	$ 321	$ —	$ (4,822,763)	$ (4,822,442)
Remeasurement of common stock to redemption value	—	—	—	(3,390,718)	(3,390,718)
Capital contribution made by Sponsor related to the stockholder non-redemption agreements	—	—	446,735	—	446,735
Cost of raising capital related to the stockholder non-redemption agreements	—	—	(446,735)	—	(446,735)
Excise tax imposed on common stock redemptions	—	—	—	(1,121,204)	(1,121,204)
Net income	—	—	—	1,429,419	1,429,419
Balance as of December 31, 2023	3,218,499	$ 321	$ —	$ (7,905,266)	$ (7,904,945)

For the year ended December 31, 2022

	Common Stock		Additional paid-in capital	Accumulated deficit	Total Stockholders' deficit
	Shares	Amount			
Balance as of January 1, 2022	2,874,999	$ 287	$ 24,713	$ (11,769)	$ 13,231
Sale of private placement units	343,500	34	3,434,966	—	3,435,000
Proceeds allocated to Public Warrants classified as equity	—	—	690,000	—	690,000
Proceeds allocated to Public Rights classified as equity	—	—	8,280,000	—	8,280,000
Offering costs allocated to Public Warrants and Public Rights classified as equity	—	—	(527,624)	—	(527,624)
Remeasurement of common stock to redemption value	—	—	(11,902,055)	(4,956,183)	(16,858,238)
Net income for the year	—	—	—	145,189	145,189
Balance as of December 31, 2022	3,218,499	$ 321	$ —	$ (4,822,763)	$ (4,822,442)

The accompanying notes are an integral part of these consolidated financial statements.

YOTTA ACQUISITION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Cash Flows from Operating Activities:		
Net income	$ 1,429,419	$ 145,189
Adjustments to reconcile net cash used in operating activities:		
Interest earned on investment held in Trust Account	(2,781,123)	(1,651,461)
Changes in operating assets and liabilities:		
Prepaid expenses	84,486	(84,486)
Other receivable	10,850	(10,850)
Accounts payable and accrued expenses	624,045	610,742
Income tax payable	141,029	309,931
Franchise tax payable	(142,580)	175,600
Net cash used in operating activities	(633,874)	(505,334)
Cash Flows from Investing Activities:		
Purchase of investment held in Trust Account	—	(115,000,000)
Cash deposited in Trust Account	(1,750,100)	—
Cash withdrawn from Trust Account to pay taxes	1,140,505	—
Cash withdrawn from Trust Account to pay redeemed public stockholders	112,120,361	—
Net cash provided by (used in) investing activities	111,510,766	(115,000,000)
Cash Flows from Financing Activities:		
Proceeds from sale of public units through public offering	—	115,000,000
Proceeds from sale of private placement units	—	3,435,000
Repayment of promissory note to related party	—	(250,000)
Payment of underwriters' commissions	—	(2,300,000)
Payment of deferred offering costs	—	(339,802)
Payment to redeemed public stockholders	(112,120,361)	—
Proceeds from promissory note- related party	1,660,000	—
Net cash (used in) provided by financing activities	(110,460,361)	115,545,198
Net change in cash	416,531	39,864
Cash, beginning of the year	235,864	196,000
Cash, end of the year	$ 652,395	$ 235,864
Supplemental Disclosure of Non-cash Financing Activities		
Initial classification of common stock subject to redemption	$ —	$ 106,030,000
Deferred underwriting fee	$ —	$ 4,025,000
Remeasurement of common stock to redemption value	$ 3,390,718	$ 16,858,238
Franchise and income taxes paid	$ 475,048	$ —
Excise tax payable	$ 1,121,204	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — Description of Organization and Business Operations

Organization and General

Yotta Acquisition Corporation (the "Company") is a newly organized blank check company incorporated as a Delaware corporation on March 8, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities ("Business Combination"). The Company intends to focus on target businesses in and around the high technology, blockchain and other general business industries globally.

As of December 31, 2023, the Company had not commenced any operations. All activities through December 31, 2023 are related to the Company's formation and the initial public offering ("IPO" as described below in Note 3) and, subsequent to the IPO, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.

The Company's sponsor is Yotta Investments LLC (the "Sponsor"), a Delaware limited liability company.

The registration statement for the Company's IPO became effective on April 19, 2022. On April 22, 2022, the Company consummated the IPO of 10,000,000 units at an offering price of $10.00 per unit (the "Public Units'), generating gross proceeds of $100,000,000. Simultaneously with the IPO, the Company sold to its Sponsor 313,500 units at $10.00 per unit (the "Private Units") in a private placement generating total gross proceeds of $3,135,000, which is described in Note 4.

The Company granted the underwriters a 45-day option to purchase up to 1,500,000 additional Public Units to cover over-allotments, if any. On April 27, 2022, the underwriters exercised the over-allotment option in full and purchased 1,500,000 Public Units at a price of $10.00 per Public Unit, generating gross proceeds of $15,000,000. Simultaneously with the closing of the over-allotment option, the Company consummated the sale of an additional aggregate of 30,000 Private Units with the Sponsor at a price of $10.00 per Private Unit, generating total proceeds of $300,000.

Transaction costs amounted to $6,764,402, consisting $2,300,000 of underwriting fees, $4,025,000 of deferred underwriting fees (payable only upon completion of a Business Combination) and $439,402 of other offering costs.

Upon the closing of the IPO and the private placement on April 22, 2022, and the exercise of the over-allotment option and the sale of the additional Private Units on April 27, 2022, a total of $115,000,000 was placed in a trust account (the "Trust Account") maintained by Continental Stock Transfer & Trust Company as a trustee and will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of the initial Business Combination and the liquidation due to the Company's failure to complete a Business Combination within the applicable period of time. The proceeds deposited in the Trust Account could become subject to the claims of the Company's creditors, if any, which could have priority over the claims of the Company's public stockholders. In addition, interest income earned on the funds in the Trust Account may be released to the Company to pay its income or other tax obligations. With these exceptions, expenses incurred by the Company may be paid prior to a business combination only from the net proceeds of the IPO and private placement not held in the Trust Account.

Pursuant to Nasdaq listing rules, the Company's initial Business Combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the funds in the Trust account (excluding any deferred underwriting discounts and commissions and taxes payable on the income earned on the Trust Account), which the Company refers to as the 80% test, at the time of the execution of a definitive agreement for its initial Business Combination, although the Company may structure a Business Combination with one or more target businesses whose fair market value significantly exceeds 80% of the trust account balance. If the Company is no longer listed on Nasdaq, it will not be required to satisfy the 80% test. The Company will only complete a Business

Note 1 — Description of Organization and Business Operations (cont.)

Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations).

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor and any of the Company’s officers or directors that may hold Insider Shares (as defined in Note 5) (the “Initial Stockholders”) and the underwriters have agreed (a) to vote their Insider Shares, Private Shares (as defined in Note 4), Shares issued as underwriting commissions (see Note 6) and any Public Shares purchased during or after the IPO in favor of approving a Business Combination and (b) not to convert any shares (including the Insider Shares) in connection with a stockholder vote to approve, or sell the shares to the Company in any tender offer in connection with, a proposed Business Combination.

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Public Shares, without the prior consent of the Company.

The Initial Stockholders and underwriters have agreed (a) to waive their redemption rights with respect to the Insider Shares, Private Shares, and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose, or vote in favor of, an amendment to the Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

Initially, the Company had until 9 months from the closing of the IPO to consummate a Business Combination. In addition, if the Company anticipates that it may not be able to consummate initial business combination within 9 months, the Company’s insiders or their affiliates may, but are not obligated to, extend the period of time to consummate a business combination two times by an additional three months each time (for a total of 15 months to complete a business combination) (the “Combination Period”). In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliate or designees must deposit into the Trust Account

Note 1 — Description of Organization and Business Operations (cont.)

$1,000,000, or $1,150,000 if the underwriters' over-allotment option is exercised in full ($0.10 per Public Share in either case or an aggregate of $2,000,000 (or $2,300,000 if the over-allotment option is exercised in full)), on or prior to the date of the applicable deadline.

On April 19, 2023, the Company held a special meeting of stockholders (the "April Special Meeting"). During the April Special Meeting, stockholders approved (i) an amendment to the Company's amended and restated certificate of incorporation to extend the date by which the Company has to consummate a business combination from April 22, 2023 to April 22, 2024 on a month-by-month basis and (ii) an amendment to the Investment Management Trust Agreement (the "Trust Agreement") with Continental Stock Transfer & Trust Company giving the Company's right to extend the time to complete a business combination twelve times for an additional one month each time from April 22, 2023 to April 22, 2024 by depositing $120,000 to the Trust Account for each one-month extension. In connection with the stockholders' vote at the special meeting, an aggregate of 7,414,905 shares with redemption value of approximately $76,322,364 (or $10.29 per share) of the Company's common stock were tendered for redemption.

On September 22, 2023, the Company held a special meeting of stockholders (the "September Special Meeting"). During the September Special Meeting, stockholders approved (i) an amendment to the Company's amended and restated certificate of incorporation to extend the date by which the Company has to consummate a business combination from September 22, 2023 to August 22, 2024 and (ii) an amendment to the Company's Trust Agreement as amended on April 19, 2023 to provide that the time for the Company to complete its initial business combination under the Trust Agreement shall be extended from September 22, 2023 to August 22, 2024 without depositing any additional funds to the Trust Account. Additionally, the Company and the Sponsor entered into agreements with several third parties in exchange for them agreeing not to redeem shares of the Company's common stock sold in its IPO (See Note 6). In connection with the stockholders' vote at the special meeting, an aggregate of 3,358,759 shares with redemption value of approximately $35,797,997 (or $10.66 per share) of the Company's common stock were tendered for redemption; the entire amount was paid to the redeemed public stockholders on October 16, 2023.

The Company has until 28 months (or by August 22, 2024) from the closing of the IPO to consummate a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable, and less certain amount of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company's remaining stockholders and the Company's board of directors, dissolve and liquidate, subject in each case to the Company's obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and the other Initial Stockholders have agreed to waive their liquidation rights with respect to the Insider Shares, and Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or the other Initial Stockholders acquires Public Shares in or after the IPO, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.00.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.00 per Public Share, except as to any claims by a third party who executed a valid and

Note 1 — Description of Organization and Business Operations (cont.)

enforceable agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under the Company's indemnity of the underwriters of IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims.

Business Combination

On October 24, 2022, the Company, NaturalShrimp Incorporated, a Nevada corporation ("NaturalShrimp" or the "Target"), and Yotta Merger Sub, Inc., a Nevada corporation ("Merger Sub") and wholly-owned subsidiary of the Company, entered into a Merger Agreement (the "Agreement"), pursuant to which Merger Sub would merge with and into the NaturalShrimp (the "Business Combination") with the Target as the surviving corporation of the Business Combination and becoming a wholly-owned subsidiary of the Company.

By a letter dated August 10, 2023 (the "Termination Letter"), the Company informed NaturalShrimp that it was terminating Merger Agreement. The termination of the Merger Agreement was due to breaches by NaturalShrimp of its obligations thereunder including, but not limited to, NaturalShrimp's obligation to share the costs associated with the extension of the deadline by which Yotta must complete an initial business combination. Although the payments were to be shared equally, NaturalShrimp failed to provide its portion despite being notified of its obligation to do so.

NaturalShrimp has not responded to the Termination Letter but previously sent a notification that it was terminating the Merger Agreement. Yotta rejected that purported termination as it does not believe NaturalShrimp has a legal basis under the Merger Agreement to terminate it. Moreover, pursuant to Section 10.2(b) of the Merger Agreement, NaturalShrimp was not authorized to terminate the Merger Agreement when it was in breach of its terms. The Company also included in the Termination Letter a demand for the $3 million termination fee due to it under the terms of the Merger Agreement. There have been no further developments with respect to the Merger Agreement or the Termination Letter. As of December 31, 2023, the Company recorded $635,100 representing total extension fee received from NaturalShrimp as other income in the statement of operations.

Liquidity and Going Concern Consideration

As of December 31, 2023, the Company had cash of $652,395 and a working capital deficit of $3,879,945. On each of April 21, 2023, May 19, 2023, June 20, 2023, July 21, 2023, and August 21, 2023, the Company made a deposit of $120,000 to the Trust Account and extended the time to complete a Business Combination to September 22, 2023. On September 22, 2023, the Company's stockholders approved an amendment to the Company's amended and restated certificate of incorporation to permit an extension to August 22, 2024 without depositing any additional funds to the Trust Account. It is uncertain that the Company will be able to consummate a Business Combination by the extended date (or August 22, 2024 if the Sponsor elects to extend the consummation deadline). Moreover, the Company may need to obtain additional financing either to complete its Business Combination or because it becomes obligated to redeem a significant number of public shares upon consummation of its Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. If a Business Combination is not consummated by August 22, 2024, there will be a mandatory liquidation and subsequent dissolution.

The Company expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. The Company may need to obtain additional financing either to complete its Business Combination or because it becomes obligated to redeem a significant number of public shares upon consummation of its Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, the Company would only complete such financing simultaneously with the completion of our Business Combination. If the Company is unable to complete its Business Combination because it does not have

Note 1 — Description of Organization and Business Operations (cont.)

sufficient funds available, it will be forced to cease operations and liquidate the Trust Account. In addition, following the Business Combination, if cash on hand is insufficient, the Company may need to obtain additional financing in order to meet its obligations.

In connection with the Company's assessment of going concern considerations in accordance with Financial Accounting Standard Board's Accounting Standards Update ("ASU") 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that if the Company is unable to complete a Business Combination by August 22, 2024, then the Company will cease all operations except for the purpose of liquidating. The date for liquidation and subsequent dissolution as well as liquidity concerns raise substantial doubt about the Company's ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Risks and Uncertainties

In February 2022, an armed conflict escalated between Russia and Ukraine. The sanctions announced by the United States and other countries against Russia and Belarus following Russia's invasion of Ukraine to date include restrictions on selling or importing goods, services, or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business, and financial organizations in Russia and Belarus. The United States and other countries could impose wider sanctions and take other actions should the conflict further escalate. Separately, in October 2023, Israel and certain Iranian-backed Palestinian forces began an armed conflict in Israel, the Gaza Strip, and surrounding areas, which threatens to spread to other Middle Eastern countries including Lebanon and Iran.

As a result of the ongoing Russia/Ukraine, Hamas/Israel conflicts and/or other future global conflicts, the Company's ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company's ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and potential future sanctions on the world economy and the specific impact on the Company's financial position, results of operations or ability to consummate a Business Combination are not yet determinable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IR Act") was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the "Treasury") has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The IR Act applies only to repurchases that occur after December 31, 2022.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any "PIPE" or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and

Note 1 — Description of Organization and Business Operations (cont.)

(iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company's ability to complete a Business Combination.

The IR Act tax provisions had an impact on the Company's fiscal 2023 tax provision as there were redemptions by the public stockholders in April 2023 and September 2023; as a result, the Company recorded $1,121,204 excise tax liability as of December 31, 2023. The Company will continue to monitor for updates to the Company's business along with guidance issued with respect to the IR Act to determine whether any adjustments are needed to the Company's tax provision in future periods.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying audited financial statements are presented in U.S. Dollars and in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the SEC. Accordingly, they include all of the information and footnotes required by GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included.

Emerging Growth Company

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company's financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

In preparing these consolidated financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported expenses during the reporting period.

Note 2 — Significant Accounting Policies (cont.)

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $652,395 and $235,864 in cash as of December 31, 2023 and 2022, respectively. The Company did not have any cash equivalents for both fiscal years.

Stock Compensation Expense

The Company accounts for stock-based compensation expense in accordance with ASC 718, "Compensation – Stock Compensation" ("ASC 718"). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date and recognized over the requisite service period. To the extent a stock-based award is subject to a performance condition, the amount of expense recorded in a given period, if any, reflects an assessment of the probability of achieving such performance condition, with compensation recognized once the event is deemed probable to occur. The fair value of equity awards has been estimated using a market approach. Forfeitures are recognized as incurred.

The Company's Insider Shares were granted to certain independent directors subject to a performance condition, namely the occurrence of a Business Combination. This performance condition is considered in determining the grant date fair value of these instruments using Monte Carlo simulation. Compensation expense related to the Insider Shares is recognized only when the performance condition is probable of occurrence, or more specifically when a Business Combination is consummated. Therefore, no stock-based compensation expense has been recognized for the year ended December 31, 2023 and 2022. The estimated fair value of the 16,666 shares granted to the Company's directors was $123,900, or $7.38 per share at January 28, 2022.

Income Taxes

The Company accounts for income taxes under ASC 740, "Income Taxes ("ASC 740")". ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only "major" tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Note 2 — Significant Accounting Policies (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under ASC 825, "Financial Instruments," approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Net Income Per Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The Company's consolidated statements of operations for subsequent periods will include a presentation of income per redeemable share and income per non-redeemable share following the two-class method of income per share. Net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period, excluding shares of common stock subject to forfeiture by the Initial Stockholders. At December 31, 2023 and 2022, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted net income per share is the same as basic net income per share for the period presented.

Net income per common share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. As the Public Shares are considered to be redeemable at fair value, and a redemption at fair value does not amount to a distribution different than other stockholders, redeemable and non-redeemable common stock are presented as one class of stock in calculating net income per share. The Company has not considered the effect of the warrants sold in the IPO and private placement to purchase an aggregate of 11,843,500 shares in the calculation of diluted per share, since the exercise of the warrants are contingent upon the occurrence of future events.

The net income per share presented in the statement of operations is based on the following:

	For the Year Ended December 31, 2023		For the Year Ended December 31, 2022	
	Redeemable shares	Non-redeemable shares	Redeemable shares	Non-redeemable shares
Basic and diluted net income per share:				
Numerators:				
Allocation of net income	$ 894,324	$ 535,095	$ 106,441	$ 38,748
Denominators:				
Basic and diluted weighted average shares outstanding	5,379,201	3,218,499	7,972,527	2,902,212
Basic and diluted net income per share	$ 0.17	$ 0.17	$ 0.01	$ 0.01

Note 2 — Significant Accounting Policies (cont.)

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 480, Distinguishing Liabilities from Equity ("ASC 480") and ASC 815, Derivatives and Hedging ("ASC 815"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company's own common shares and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. As discussed in Note 7, it was determined that they were equity-classified.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480, "Distinguishing Liabilities from Equity." Common stock subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) is classified as temporary equity. At all other times, common stock is classified as stockholders' equity. The Company's common stock features certain redemption rights that are considered to be outside of the Company's control and subject to occurrence of uncertain future events. Accordingly, shares of common stock subject to possible redemption are presented at redemption value of $10.91 and $10.14 per share, as of December 31, 2023 and 2022, respectively, as temporary equity, outside of the stockholders' deficit section of the Company's balance sheet. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of shares of redeemable common stock are affected by charges against additional paid in capital or accumulated deficit if additional paid-in capital is zero.

Investments Held in Trust Account

Upon the closing of the IPO and the private placement on April 22, 2022, and the exercise of the over-allotment option and the sale of the additional Private Units on April 27, 2022, an amount of $115,000,000 was placed in the Trust Account and may be invested only in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. The trust account is intended as a holding place for funds pending the earlier to occur of either: (i) the completion of our primary business objective, which is a business combination; or (ii) absent a business combination, our return of the funds held in the trust account to our public stockholders as part of our redemption of the public shares.

The Company's investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in income from investments held in Trust Account in the accompanying audited statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Note 2 — Significant Accounting Policies (cont.)

Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosure" ("ASU 2023-09"). ASU 2023-09 mostly requires, on an annual basis, disclosure of specific categories in an entity's effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. The incremental disclosures may be presented on a prospective or retrospective basis. The ASU is effective for fiscal years beginning after December 15, 2024 with early adoption permitted. The Company is currently assessing the impact, if any, that ASU 2023-09 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statement.

Note 3 — Initial Public Offering

Pursuant to the IPO on April 22, 2022, the Company sold 10,000,000 Public Units at $10.00 per Public Unit, generating gross proceeds of $100,000,000. The Company granted the underwriters a 45-day option to purchase up to 1,500,000 additional Public Units to cover over-allotments, if any. On April 27, 2022, the underwriters exercised the over-allotment option in full and purchased 1,500,000 Public Units at a price of $10.00 per Public Unit, generating gross proceeds of $15,000,000. Each Unit consists of one share of common stock, one right ("Public Right") and one redeemable warrant ("Public Warrant"). Each Public Right will convert into one-tenth (1/10) of one share of common stock upon the consummation of a Business Combination. Each whole Public Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per whole share, subject to adjustment. Because the Warrants may only be exercised for whole numbers of shares, only an even number of warrants may be exercised. The Warrants will become exercisable on the later of the completion of the Company's initial Business Combination or 12 months from the closing of the IPO, and will expire five years after the completion of the Company's initial Business Combination or earlier upon redemption or liquidation.

All of the 11,500,000 Public Shares sold as part of the Public Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company's amended and restated certificate of incorporation, or in connection with the Company's liquidation. In accordance with the SEC and its staff's guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity.

The Company's redeemable common stock is subject to SEC and its staff's guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

Note 3 — Initial Public Offering (cont.)

As of December 31, 2023 and 2022, the shares of common stock reflected on the balance sheets are reconciled in the following table.

Gross proceeds	$ 115,000,000
Less:	
Proceeds allocated to Public Warrants	(690,000)
Proceeds allocated to Public Rights	(8,280,000)
Offering costs of Public Shares	(6,236,777)
Plus:	
Accretion of carrying value to redemption value	16,858,238
Common stock subject to possible redemption – December 31, 2022	116,651,461
Accretion of carrying value to redemption value	4,531,223
Cash withdrawn from Trust Account to pay franchise and income taxes	(1,140,505)
Payment to redeemed public stockholders	(112,120,361)
Common stock subject to possible redemption – December 31, 2023	$ 7,921,818

Note 4 — Private Placement

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 313,500 Private Units at a price of $10.00 per Private Unit for an aggregate purchase price of $3,135,000 in a private placement. Simultaneously with the closing of the over-allotment option, the Company consummated the sale of an additional aggregate of 30,000 Private Units with the Sponsor at a price of $10.00 per Private Unit, generating total proceeds of $300,000. Each Private Unit will consist of one share of common stock ("Private Share"), one right ("Private Right") and one redeemable warrant ("Private Warrant"). Each whole Private Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment. The Private Warrants will be identical to the Public Warrants except that the Private Warrants and the common shares issuable upon the exercise of the Private Warrants will not be transferable, assignable or saleable until after the completion of a Business Combination. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

Note 5 — Related Party Transactions

Insider Shares

On December 28, 2021, the Company issued 2,875,000 shares of common stock to the Initial Stockholders (the "Insider Shares") for an aggregated consideration of $25,000, or approximately $0.0087 per share. Such shares included up to 375,000 shares subject to forfeiture by the Initial Stockholders to the extent that the underwriters' over-allotment is not exercised in full, so that the Initial Stockholders would collectively own 20% of the Company's issued and outstanding shares after the IPO (assuming the Initial Stockholders did not purchase any Public Shares in the IPO and excluding the Private Units).

On March 7, 2022, the Sponsor surrendered 1,150,000 shares of common stock without any consideration. On April 5, 2022, the Sponsor declared a dividend, payable in shares of common stock, of two-thirds of one share of common stock for each share of common stock issued and outstanding. As a result of the underwriters' full exercise of their over-allotment option on April 27, 2022, no Insider Shares are currently subject to forfeiture. As of December 31, 2023, there were 3,218,499 Insider Shares issued and outstanding.

The Initial Stockholders have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of their Insider Shares until, with respect to 50% of the Insider Shares, the earlier of six months after the consummation of a Business Combination and the date on which the closing price of the common stock equals or exceeds $12.50 per share

Note 5 — Related Party Transactions (cont.)

(as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after a Business Combination and, with respect to the remaining 50% of the Insider Shares, until the six months after the consummation of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Company's stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Promissory Note — Related Party

On December 28, 2021, the Sponsor agreed to loan the Company up to an aggregate amount of $500,000 to be used, in part, for transaction costs incurred in connection with the IPO (the "Promissory Note"). The Promissory Note is unsecured, interest-free and due on the earlier of August 31, 2022 or the closing of the IPO. The Company repaid the outstanding balance of $250,000 to the Sponsor on April 22, 2022.

On January 20, 2023, the Company issued an unsecured promissory note of $575,000 ("Promissory Note 1") to the Sponsor in exchange for its depositing such amount into the Trust Account to extend the time for the Company to complete a business combination from January 22, 2023 to April 22, 2023. On January 20, 2023, the Company deposited $1,150,000 into the Trust Account, which included $575,000 paid by NaturalShrimp pursuant to the terms of the Agreement.

On February 5, 2023, the Sponsor loaned the Company $250,000 ("Promissory Note 2") to cover expenses related to the Business Combination.

On April 21, 2023, the Company issued an unsecured promissory note of $200,000 ("Promissory Note 3") to the Sponsor in exchange for its depositing $120,000 to the Trust Account to extend the time for the Company to complete a business combination from April 22, 2023 to May 22, 2023 and the remaining $80,000 to cover working capital needs.

On May 17, 2023, the Company issued an unsecured promissory note of $200,000 ("Promissory Note 4") to the Sponsor in exchange for its depositing $120,000 to the Trust Account to extend the time for the Company to complete a business combination from May 22, 2023 to June 22, 2023 and the remaining $80,000 to cover working capital needs.

On June 20, 2023, the Company deposited $120,000 into the Trust Account to extend the time to complete the Business Combination from June 22, 2023 to July 22, 2023. Pursuant to the terms of the Agreement, the Target paid one-half of the extension fee while the Company paid the other half. On June 20, 2023, the Company issued an unsecured promissory note of $40,000 ("Promissory Note 5") to the Sponsor in exchange for its depositing $60,000 to the Trust Account to extend the time for the Company to complete a business combination from June 22, 2023 to July 22, 2023.

On July 18, 2023, the Company issued an unsecured promissory note of $160,000 ("Promissory Note 6") to the Sponsor in exchange for its depositing $120,000 to the Trust Account to extend the time for the Company to complete a business combination from July 22, 2023 to August 22, 2023 and the remaining $40,000 to cover working capital needs.

On August 18, 2023, the Company issued an unsecured promissory note of $200,000 ("Promissory Note 7") to the Sponsor in exchange for its depositing $120,000 to the Trust Account to extend the time for the Company to complete a business combination from August 22, 2023 to September 22, 2023 and the remaining $80,000 to cover working capital needs.

On November 29, 2023, the Company issued an unsecured promissory note of $35,000 ("Promissory Note 8") to the Sponsor to cover working capital needs.

All eight Promissory Notes are interest-free and payable after the date on which the Company consummates an initial business combination. As of December 31, 2023 and 2022, $1,660,000 and $0 were outstanding respectively, under all the Promissory Notes.

Note 5 — Related Party Transactions (cont.)

Related Party Loans

In addition, in order to finance transaction costs in connection with an intended initial Business Combination, the Initial Stockholders or their affiliates may, but are not obligated to, loan us funds as may be required. If the Company completes an initial Business Combination, it will repay such loaned amounts. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Certain amount of such loans may be converted into private at $10.00 per share at the option of the lender. As of December 31, 2023 and 2022, the Company had no borrowings under the working capital loans.

Administrative Services Agreement

The Company entered into an agreement, commencing on April 19, 2022 through the earlier of the Company's consummation of a Business Combination and its liquidation, to pay the Sponsor a total of $10,000 per month for office space, utilities, secretarial and administrative support. However, pursuant to the terms of such agreement, the Sponsor agreed to defer the payment of such monthly fee. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of initial Business Combination. For the year ended December 31, 2023 and 2022, the Company incurred $120,000 and $80,000, respectively, in fees for these services, of which $120,000 and $80,000 were included in accrued expenses in the accompanying balance sheets as of December 31, 2023 and 2022, respectively. On January 26, 2023, the Company paid $80,000 accrued administrative support expenses in cash.

Other

Mr. Michael Lazar who has been an independent director of the board since April 2022, also is the Chief Executive Officer of Empire Filings, LLC, which is engaged by the Company to provide print and filing services. The Company incurred $29,359 and $18,050 for the year ended December 31, 2023 and 2022, respectively, and will pay $1,000 per quarter for ongoing compliance filings.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the Insider Shares issued and outstanding as of April 19, 2022, as well as the holders of the private units and any shares of the Company's insiders, officers, directors or their affiliates may be issued in payment of working capital loans and extension loans made to the Company (and any shares of common stock issuable upon the exercise of the warrants and conversion of the underlying the private rights), will be entitled to registration rights pursuant to an agreement signed on April 19, 2022. The holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the Insider Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the private units and units issued in payment of working capital loans made to us can elect to exercise these registration rights at any time commencing on the date that the Company consummate an initial business combination. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the consummation of an initial business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company has granted Chardan, the representative of the underwriters, a 45-day option from the date of this prospectus to purchase up to 1,500,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions. On April 27, 2022, Chardan exercised the over-allotment option in full and purchased 1,500,000 additional Units.

Note 6 — Commitments and Contingencies (cont.)

The underwriters were paid a cash underwriting discount of 2.0% of the gross proceeds of the IPO (including the exercise of the over-allotment option), or $2,300,000. In addition, the underwriters will be entitled to a deferred fee of 3.5% of the gross proceeds of the IPO (including the exercise of the over-allotment option), $4,025,000 which will be paid upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

Non-Redemption Agreements

On September 19-21, 2023, the Company and its Sponsor entered into agreements (“Non-Redemption Agreements”) with several third parties in exchange for them agreeing not to redeem shares of the Company’s common stock sold in its IPO (“Non-Redeemed Shares”) at the September Special Meeting at which a proposal to approve an extension of time for the Company to complete its initial business combination by August 22, 2024. In exchange for the foregoing commitments not to redeem such Non-Redeemed Shares, the Sponsor has agreed to transfer to such third parties an aggregate of 299,340 shares of the Common Stock held by the Sponsor. The Company estimated the aggregate fair value of the 299,340 Non-Redeemed Shares to be $446,735 or on average $1.49 per share. The excess of the fair value of the Non-Redeemed Shares was determined to be a contribution to the Company from the Sponsor in accordance with Staff Accounting Bulletin (“SAB”) Topic 5T and an offering cost in accordance with SAB Topic 5A. Accordingly, the offering cost was recorded against additional paid-in capital.

Right of First Refusal

The Company has granted Chardan for a period of 18 months after the date of the consummation of the Company’s Business Combination, a right of first refusal to act as book-running manager, with at least 30% of the economics, or, in the case of a “three-handed” deal 20% of the economics, for any and all future public and private equity and debt offerings.

Note 7 — Stockholders’ Equity

Common Stock — The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.0001 per share. Holders of common stock are entitled to one vote for each share. In March 2022, the Sponsor surrendered 1,150,000 shares of common stock without any consideration and in April 2022, the Sponsor declared a dividend, payable in shares of common stock, of two-thirds of one share of common stock for each share of common stock issued and outstanding. As a result of the underwriters’ full exercise of their over-allotment option on April 27, 2022, no Insider Shares are currently subject to forfeiture. As of December 31, 2023 and 2022, there were 3,218,499 Insider Shares issued and outstanding.

Rights — Each holder of a right will receive one-tenth (1/10) of one share of common stock upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon conversion of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination, as the consideration related thereto has been included in the Unit purchase price paid for by investors in the IPO. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into common stock basis and each holder of a right will be required to affirmatively covert its rights in order to receive 1/10 share underlying each right (without paying additional consideration). The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver

Note 7 — Stockholders' Equity (cont.)

securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, holders of the rights might not receive the shares of common stock underlying the rights.

Public Warrants — Each redeemable Public Warrant entitles the holder thereof to purchase one share of common stock at a price of $11.50 per full share, and will become exercisable on the later of the completion of an initial Business Combination and 12 months from the closing of the IPO. However, no Public Warrants will be exercisable for cash unless the foregoing, if a registration statement covering the issuance of the common stock issuable upon exercise of the public warrants is not effective within 90 days from the closing of the Company's initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The warrants will expire five years from the closing of the Company's initial Business Combination at 5:00 p.m., New York City time or earlier upon redemption or liquidation.

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the Company's initial Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the board of directors), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company's initial Business Combination, and (z) the volume weighted average trading price of the Company's common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the "Market Price") is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Price, and the $16.50 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 165% of the Market Value.

Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

- in whole and not in part;
- at a price of $0.01 per Public Warrant;
- upon a minimum of 30 days' prior written notice of redemption, which the Company refers to as the 30-day redemption period;
- if, and only if, the last reported sale price of the Company's common stock equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a "cashless basis," as described in the warrant agreement. In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the "fair market value" (defined below) by (y) the fair market value. The "fair market value" shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

Except as described above, no warrants will be exercisable and the Company will not be obligated to issue common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, the Company has agreed to use its best efforts to meet these conditions and to maintain a current prospectus

Note 7 — Stockholders' Equity (cont.)

relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, the Company cannot assure that it will be able to do so and, if the Company does not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and the Company will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the Company will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Private Warrants — The private warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in this offering except that the private warrants will be entitled to registration rights. The private warrants (including the common stock issuable upon exercise of the private warrants) will not be transferable, assignable or saleable until after the completion of our initial business combination except to permitted transferees.

Note 8 — Fair Value Measurements

The fair value of the Company's consolidated financial assets and liabilities reflects management's estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on the assessment of the assumptions that market participants would use in pricing the asset or liability.

The following tables present information about the Company's assets and liabilities that are measured at fair value on December 31, 2023 and 2022, and indicate the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2023	Level 1	Level 2	Level 3
Assets				
Marketable securities held in Trust Account	$ 7,921,818	$ 7,921,818	$ —	$ —

	December 31, 2022	Level 1	Level 2	Level 3
Assets				
Marketable securities held in Trust Account	$ 116,651,461	$ 116,651,461	$ —	$ —

Note 9 — Income Taxes

The Company's net deferred tax assets are as follows:

	December 31, 2023	December 31, 2022
Deferred tax asset		
Net operating loss carryforward	$ —	$ —
Startup/Organization Expenses	121,654	65,574
Total deferred tax asset	121,654	65,574
Valuation allowance	(121,654)	(65,574)
Deferred tax asset, net of allowance	$ —	$ —

The income tax provision consists of the following:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Federal		
Current	$ 450,960	$ 309,931
Deferred	(56,079)	(65,574)
State		
Current	$ —	$ —
Deferred	—	—
Change in valuation allowance	56,079	65,574
Income tax provision	$ 450,960	$ 309,931

A reconciliation of the Company's statutory income tax rate to the Company's effective income tax rate is as follows (in thousands):

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Income at U.S. statutory rate	21.00%	21.00%
State taxes, net of federal benefit	0.00%	0.00%
Transaction costs	0.00%	32.69%
Change in valuation allowance	2.98%	14.41%
	23.96%	68.10%

As of December 31, 2023 and 2022, the Company did not have any U.S. federal and state net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. The change in the valuation allowance was $56,079 and $65,574 for the year ended December 31, 2023 and 2022, respectively.

The provisions for U.S. federal and state income taxes were $450,960 and $309,931 for the year ended December 31, 2023 and 2022, respectively. The Company's tax returns for the year ended December 31, 2023, 2022 and 2021 remain open and subject to examination.

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Based on the review, as further disclosed in the footnotes and except as disclosed below, management did not any subsequent event requiring disclosure in the consolidated financial statements.

On January 10, 2024, the Company received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") stating that the Company is not in compliance with Nasdaq Listing Rule 5450(b)(2) (the "Rule") because the Company has not maintained a minimum Market Value of Listed Securities ("MVLS") of at least $50 million. The Notice has no immediate effect on the listing or trading of the Company's listed securities (the "Listed Securities").

The Company has 180 calendar days from the date of the Notice, or until July 8, 2024, to regain compliance. If at any time during this 180 day period the MVLS is at least $50 million for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and this matter will be closed. Alternatively, the Company may consider applying for a transfer to the Nasdaq Capital Market (the "Capital Market"). In order to transfer, the Company must submit an on-line Transfer Application, pay a $5,000 fee and meet the Capital Market's continued listing requirements.